9/20

04045429

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alchemia Limited

*CURRENT ADDRESS 3 Hi-Tech Court, Brisbane Technology Park
Eight Mile Plains QLD 4113
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34820 FISCAL YEAR 6/30/04

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/7/04

Alchemia

Alchemia Limited

(ABN 43 071 666 334)

2004 Annual Report

Alchemia

Alchemia Limited

Alchemia Limited is a biotechnology company focused on the development of carbohydrate-based drugs.

Since its inception, the company has made considerable progress towards its goal of unlocking the therapeutic potential of carbohydrates, assisted by a number of Federal Government grants, significant venture capital support and the completion of a successful Initial Public Offering in December 2003.

Supported by a dedicated team of scientific professionals recruited from the finest academic and commercial departments around the world, Alchemia has made significant developments in the areas of drug discovery and manufacturing.

Specifically, Alchemia's advancements in carbohydrate synthesis have attracted substantial interest from the scientific community, and from leading global biotechnology and manufacturing companies seeking an edge for their drug discovery efforts.

Drug Discovery - Application to Areas of Unmet Medical Need

Alchemia has developed a unique drug discovery approach that significantly reduces the time taken for lead discovery and optimisation. This technology is known as VAST™ (Versatile Assembly on Sugar Templates).

Alchemia is utilising this proprietary technology for the discovery of new drug candidates in areas of significant unmet medical need. The company's most advanced candidates are in the anti-cancer and antibiotic fields.

Drug Manufacturing

Alchemia's research and development efforts have resulted in a series of proprietary chemical building blocks that enable the large-scale, cost-effective synthesis of carbohydrates. Use of this technology has culminated in the development of a new and efficient process for the preparation of Synthetic Heparin (a generic version of Arixtra®), a drug used to prevent the formation of blood clots.

Current Alliances

Currently, Alchemia has established formal alliances with industry leaders The Dow Chemical Company (Dow) and American Pharmaceutical Partners, Inc (APP).

The Dow Chemical Company (Dow)

Alchemia Limited and The Dow Chemical Company have formed a manufacturing alliance for the large-scale Custom Contract Synthesis of novel or existing carbohydrate compounds for pharmaceutical, nutraceutical or other applications.

American Pharmaceutical Partners (APP)

Alchemia has formed an alliance with APP to develop and market Synthetic Heparin. APP will be responsible for product formulation, obtaining FDA approval, and marketing the product in North America.

Contents

1. Highlights

IN 2004, WE DELIVERED:

- THE COMPLETION OF THE LARGE-SCALE SYNTHESIS OF SYNTHETIC HEPARIN ON SCHEDULE, LEADING TO INCREASED CONFIDENCE THAT OUR PROCESS CAN BE TAKEN TO COMMERCIAL SCALE

- THE COMMENCEMENT OF PILOT SCALE MANUFACTURE AT DOW'S FACILITY IN MICHIGAN, USA, FOUR MONTHS AHEAD OF SCHEDULE

- A COLLABORATION AGREEMENT WITH AMERICAN PHARMACEUTICAL PARTNERS (APP), PROVIDING A POWERFUL U.S.-BASED MARKETING PARTNER FOR SYNTHETIC HEPARIN

- A STRONG FINANCIAL POSITION - $20 MILLION IN THE BANK AT YEAR END AND THE DEVELOPMENT OF SYNTHETIC HEPARIN IS FULLY FUNDED

- ENCOURAGING RESULTS FROM OUR ANTI-CANCER AND ANTIBACTERIAL LEAD PROJECTS, CONFIRMING THE STRENGTH OF OUR DRUG DISCOVERY PLATFORM

- FOUR NEW PATENTS GRANTED, STRENGTHENING THE PROTECTION OF OUR INTELLECTUAL PROPERTY

2. Chairman's Report

It is my pleasure to welcome you to Alchemia's first annual report as a listed company. Our first year as a public company has seen substantial progress towards our goal of developing Alchemia Limited into a successful and profitable drug development company based on its proprietary carbohydrate technology.

DELIVERING VALUE TO SHAREHOLDERS

I am pleased to report that the milestones set for our first year as a public company have all been met, most notably the outstanding progress made in developing Alchemia's Synthetic Heparin. We are extremely pleased to have attracted a partner of the calibre and expertise of American Pharmaceutical Partners (APP), who will assume the responsibility for marketing Synthetic Heparin in North America. APP's experience, track record and strong position in the U.S. hospitals market will be invaluable to the ultimate financial success of Alchemia's first commercial drug, Synthetic Heparin.

In line with management's commitment to meeting deadlines, we completed the large-scale synthesis of Synthetic Heparin in our Brisbane laboratory on schedule and commenced the pilot scale manufacture of a significant quantity of the heparin product at our manufacturing partner's (Dow) facility in the USA some four months ahead of schedule. This phase is scheduled for completion by June 2005.

Although the most advanced, Synthetic Heparin is only the first of the drug development opportunities available to Alchemia. We are very excited about the ability of our platform technology to deliver other future therapeutics. During the year, results from our most advanced compounds in the fields of anti-cancer and antibacterials have further validated the potential of our core carbohydrate technology. Both drug development programs are positioned in areas of significant unmet medical need and therefore present exciting future growth opportunities for your company.

Alchemia has identified potent "hits" in the anti-cancer therapeutic area, with a lead molecule now entering pre-clinical trials. The company's development program presents a clear competitive advantage in both patent status and the ability to selectively target receptors involved in angiogenesis.

During the coming year, we intend to complete further studies on our anti-cancer and antibacterial lead compounds, with a view to negotiating a partnering deal for one of these compounds. By seeking a co-development partner, we can more effectively facilitate the advancement of the drug lead into clinical trials. Apart from demonstrating external validation of our technology, such a partnering deal would also provide up-front consideration to Alchemia as well as funding for the clinical trial process.

CORPORATE GOVERNANCE

Your Board has put in place governance structures and procedures designed to ensure that Alchemia's management generates long-term shareholder value and protects shareholders' interests. A comprehensive review of our corporate governance arrangements has been completed. Our corporate governance practices, as summarised in section 9 of this report, comply with the Australian Stock Exchange best practice guidelines except where indicated otherwise and are also available on our website.

SHARE PRICE

Alchemia was very pleased to successfully complete its Initial Public Offering (IPO) in December 2003, raising $21 million and welcoming approximately 2100 new shareholders to our share register. New shareholders now hold 35 percent of the company, with the remaining 65 percent of the company still held by our original founders and venture capital investors. These investors remain highly supportive of Alchemia and its activities.

Although we reached several significant milestones during the year, it was disappointing to note that this has not been reflected in our share price. To some degree this is a function of the Australian capital markets, which have relatively few institutional investors and analysts for a large number of biotechnology companies. It is also difficult to find companies that can easily be compared to Alchemia in Australia, although such comparitives are available overseas.

In the U.S., a recent listing of a biotechnology company involved in the development of a generic version of low molecular weight heparin (Lovenox®) listed at four times Alchemia's current capitalised value. This U.S. valuation was achieved despite the fact that their product is at a considerably earlier stage in its development than Alchemia's Synthetic Heparin.

Your Board has therefore proactively decided that it is appropriate to seek access to the U.S. investment community. This will be done through over the counter trading of ADRs, followed by a U.S. listing on NASDAQ. We believe access to a larger community of biotechnology investors will deliver a more informed value for Alchemia.

OUTLOOK AND STRATEGY

The coming year is shaping up to be one of further significant advances by your company. As mentioned earlier, we aim to complete further trials in the first half of the 2004/2005 year as part of our strategy of targeting an early stage partnering deal on one of our lead compounds. We plan to complete the commercial scale-up of Synthetic Heparin by the end of the year, paving the way for FDA approval and providing the basis for final product costing.

Financially, Alchemia is in a sound position. The company has strong cash reserves of $20.4 million, and the development costs for Synthetic Heparin are fully covered by APP and a Federal Government R & D Start grant. This financial strength provides flexibility as we move forward with implementing the strategies outlined above.

Finally I would like to record my appreciation for the dedication and enthusiasm of my colleagues on the Board, Tracie Ramsdale and her executive team, and all the staff at Alchemia during the past year. Your company is well positioned for significant progress over the short term.

Mel Bridges

Mel Bridges

Chairman

3. Chief Executive's Review

2004 was a year of major achievements for Alchemia. We delivered on all of our milestones, notably:

- Signing a major partnering deal with American Pharmaceutical Partners (APP) to commercialise Alchemia's first product, a generic version of Synthetic Heparin
- Completing the large-scale synthesis of Synthetic Heparin at our Brisbane laboratory on time
- Commencing the pilot scale manufacture of Synthetic Heparin at Dow's Michigan facility four months ahead of schedule
- Achieving significant progress with our early stage drug discovery platform, particularly with encouraging results on our anti-cancer and antibacterial compounds
- Successfully listing on the Australian Stock Exchange in December 2003 and raising $21million through an IPO

As a result, Alchemia is well positioned to take maximum advantage of its proprietary technology with a sound financial position and a strong set of partners.

OUR FIRST PRODUCT

The first commercial product resulting from Alchemia's technology is a generic version of Synthetic Heparin, aimed at treating and preventing thrombosis.

In October 2003, we signed a major partnering deal with American Pharmaceutical Partners (APP) to commercialise Alchemia's Synthetic Heparin in the U.S.A. and Canada. APP has considerable experience and expertise in the regulatory aspects and marketing of generic drugs in the U.S. hospital market. Alchemia had previously formed a manufacturing alliance with The Dow Chemical Company to enable the commercial scale manufacture of carbohydrate therapeutics. The recent addition of APP's regulatory and marketing expertise ensures that all of the ingredients are in place to make Alchemia's Synthetic Heparin a commercial success.

It is planned that the drug will be launched in the U.S. market during 2008. Given both the cost competitive nature of Alchemia's proprietary manufacturing process and the improved efficacy of Synthetic Heparin compared to other heparin-based drugs (natural or unfractionated heparin and low molecular weight heparins), we expect to achieve a sizeable market share within a relatively short timeframe. In 2003, the total market for heparin-related drugs exceeded $US3 billion, and industry estimates indicate that the total market will exceed $US4 billion in 2008. Our partnerships with APP and Dow entitle Alchemia to 50 percent of all profits generated from the manufacture and sale of Synthetic Heparin.

Alchemia

OUR DRUG DISCOVERY PIPELINE

Alchemia also uses its proprietary technology for the discovery of new drugs in areas of significant unmet medical need. To date, the most advanced opportunities are in the development of new drugs to treat cancer and multi-drug resistant bacterial infections, such as the notorious "golden Staph". Alchemia's technology provides novel approaches to both of these disease targets, and preclinical results obtained during 2004 have been particularly encouraging. Subject to further positive progress in planned animal studies during the next six months, we would seek a suitable partnering agreement with a pharmaceutical or major biotechnology company for one of these opportunities during the coming year. This is critical as it will provide the external industry validation for our technology and advance one of our compounds into human clinical trials. Such an agreement is also expected to generate short-term revenue through R&D payments and success-based milestones.

FINANCIAL POSITION AND RESULTS FOR THE YEAR

The results for the year showed a net loss of $6.5 million, compared with a loss in 2003 of $6.9 million. This reflects the high level of expenditure incurred during the year on the drug discovery programs, including expenditure on the development of Synthetic Heparin. In cash flow terms, the Synthetic Heparin development is cash neutral as costs are met from external sources i.e. a new R&D Start grant and APP funding contributions. The APP funding is by capital contributions and therefore not recognised as income in the results for the year.

The net loss for the year of $6.5 million includes $2.2 million in revenue from R&D Start grants, compared to R&D Start grant income of $2.2 million in 2003.

At year-end, Alchemia had net funds on hand of $20.4 million. This provides us with a sound financial position to achieve our objectives as we move forward.

GOVERNMENT SUPPORT

The Federal and Queensland Governments' continued support of and commitment to the development of a successful biotechnology sector in Australia is to be applauded.

During the year, the company successfully secured a further R&D Start grant from the Federal Government. This grant (GRA 02889) provides total funding of $4.5 million for the commercial development of Synthetic Heparin, and was signed in October 2003. During the year we received a total of $1.9 million under the grant, and additional funds will be available during 2004/05 with the grant expiring on 30 June 2005.

This grant is Alchemia's third R&D Start grant since the company's inception. In total, Alchemia will have received some $12 million in research and development funding from these grants. We were also pleased to have been selected as a finalist in the Science and Technology section of the 2004 Queensland Government "Smart State" awards, at which we were awarded a "Highly Commended".

It is important for the Australian biotechnology industry that a representative and vibrant industry council be established to ensure that the biotechnology industry's views on its future development in this country are well understood at all levels of government.

The recent initiative by the ASX to establish a reporting framework for biotechnology companies is supported by Alchemia specifically and the industry in general, and is another step towards aiding investor understanding of the biotechnology sector.

THE YEAR AHEAD

2005 is shaping up to be an exciting year for Alchemia. During the coming year, we expect the pilot- scale manufacture of our Synthetic Heparin to be completed at Dow. This is a very significant milestone in the successful commercialisation of our first product, and will provide the necessary material and data to apply for FDA marketing approval.

In addition, we expect to progress our lead molecules through preclinical testing to the point where they are ready to enter human trials in 2006. Demonstrating these molecules' safety and efficacy in humans will provide the ultimate validation of Alchemia's unique drug discovery platform. Alchemia's technology is broadly applicable and has delivered promising results against targets in a range of therapeutic areas. We will continue to develop these earlier stage programs to ensure a robust drug development pipeline, mitigating the potential risk associated with the failures that are an inherent part of the drug development process.

T Ramsdale

Tracie Ramsdale

4. Operations Review

4.1 Synthetic Heparin - The First Product

BACKGROUND

Natural heparin is a complex mixture of carbohydrates that prevents the formation of blood clots. It has been widely used in medical procedures since the 1930s. The majority of natural heparin used today is extracted from animal intestines. Although natural heparin is still in use,improved second-generation products have increasingly replaced it.


Improved Efficacy
Natural Heparin
LMWH
Synthetic Heparin

Conceptual representation of the Heparin Family. Coloured region represents the segment reponsible for antithrombotic activity.

These second-generation products are produced from natural heparin by processes that split natural heparin into smaller components called low molecular weight heparins (LMWHs). Both natural heparin and LMWHs have an effect on many targets in the chain of events leading to blood clot formation. The latest innovation in the heparin family of drugs is Synthetic Heparin, which acts exclusively at a single target in the blood clotting chain of events, ensuring high efficacy, purity and safety. Synthetic Heparin is a highly complex molecule containing five sugar units and is one of the most difficult carbohydrate- based therapeutics to manufacture.

The only current Synthetic Heparin drug is Arixtra®, which is produced by Sanofi-Synthelabo LLC. Arixtra® was introduced in the U.S and Europe in 2002, and has been approved for use in the prevention of deep vein thrombosis and pulmonary embolisms following major orthopaedic surgery, where it has been shown to reduce the incidence of deep vein thrombosis by more than 50 percent compared with LMWH.

Alchemia has developed and applied to patent a new and efficient process for the preparation of Synthetic Heparin. Alchemia's process, which is the culmination of four years of research activity, is now undergoing pilot production at Dow's manufacturing facility in the U.S.. Owing to the complexity of the synthesis, we believe there are high barriers to entry for other generic competitors. Alchemia has protected its process and key chemicals through patent applications which, when granted, will provide protection through to 2021.

MARKET DEVELOPMENTS

In early 2004, the FDA approved the use of Arixtra® for treating venous thromboembolisms. These additional indications (approved uses) mean that Arixtra® can now be prescribed for approximately 50 percent of the potential market for which other heparins can be used. This development is a very positive indicator for the Synthetic Heparin market.

According to Sanofi, registration applications for the use of Arixtra® to treat deep vein thrombosis in medical patients who have not undergone surgery, and to prevent deep vein thrombosis in patients undergoing abdominal surgery will be filed in 2004. Market approvals for these indications, which will open up 80 percent of the heparin market, are expected in 2005. The remaining 20 percent of the potential market is represented by indications which are cardiology-related, including the treatment of unstable angina and the treatment of myocardial infarctions, with approvals expected in 2006. In 2003, total worldwide sales of heparin-related drugs exceeded $US3 billion. It is expected this will grow to $US4 billion by 2008.

In January 2004, Sanofi announced its intention to merge with Aventis, the largest producer of LMWH. This merger has subsequently been completed in August 2004. To obtain clearance from E.U. and U.S. competition authorities for the merger with Aventis, Sanofi agreed to sell Arixtra® to GlaxoSmithKline plc (GSK). GSK has indicated that it will continue to expand the indications for Arixtra® by progressing current clinical trials for the remaining medical uses. Prior to the GSK announcement in April 2004, U.S. broking house Lehman Brothers forecast that sales of Arixtra® would reach $US600 million in 2008, with peak sales reaching $US950 million.

Commercialisation Strategy

When a new pharmaceutical product is approved and introduced to the market, it is usually protected by patents covering the product and its uses. This gives the innovator company the exclusive right to sell its product for the life of the patent in the markets for which it has patent protection. At the end of the patent life, other companies can seek approval to manufacture and sell the same product in the same market. These products are called 'generics'.

Generic producers can typically sell the drug at a price significantly lower than the innovator, largely because they do not have to undertake the significant development costs of discovery and clinical trials the innovator faced. This can result in the generic provider capturing a large portion of market share from the innovator (up to 90 percent). Since 1984, the generics' share of the prescription market has grown from 19 percent to 47 percent. Wall Street analysts predict that generics will account for 57 percent of the prescription market by 2005.

In October 2003, Alchemia formed an alliance with APP to bring Alchemia's Synthetic Heparin, a generic version of Arixtra®, to market by 2008. APP has a broad portfolio of primarily injectable generic pharmaceutical products, including difficult-to-manufacture, sterile and urgently needed medical products. APP produces more than 130 generic injectables, primarily for the anti-cancer, anti-infective and critical care markets, and has a strong track record in securing approvals for generic products in the US and achieving significant market share in the hospital market.

Although its patent expired in 2003, Arixtra® retains FDA-regulated market exclusivity in the U.S. until December 2006. Upon expiry of this exclusivity arrangement, APP will seek regulatory approval for Alchemia's Synthetic Heparin and plans to launch the drug in the US market in 2008. Alchemia's product is well timed to capitalise on the expanding heparin market.

APP will be responsible for the formulation of the finished product, obtaining FDA approval, and marketing the product in the U.S. and Canada. In order for APP to obtain FDA approval, the product must be produced under strict regulatory guidelines. This manufacturing process will be conducted by our strategic alliance partner, The Dow Chemical Company.

The regulatory approval process for a generic drug is much shorter and significantly less costly than that required for a New Drug Application (NDA). This is because the drug's safety and efficacy have already been established through clinical trials. The process for approval of generic drugs is referred to as an Abbreviated New Drug Application (ANDA). Generic drug applications are referred to as "abbreviated" because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent (i.e. performs in the same manner as the original drug).

The following diagram outlines the proposed timeline for commercialisation of Alchemia's Synthetic Heparin.


Research
Process Development
Regulatory Review
Sales & Marketing
2002
2003
2004
2005
2006
2007
2008
2021
Provisional Patent Filed
PCT Patent Application Filed
Large Scale Synthesis Complete
Pilot Manufacturing Complete
FDA Application Filed (ANDA)
Arixtra Indications 100% of Lovenox
Anticipated FDA Approval Anticipated Market Launch of Alchemia's Synthetic Heparin
Patent Expires

Progress Over the Past Year

- Alchemia and APP entered into a collaboration agreement to market Alchemia's Synthetic Heparin
- New Australian Government R&D Start grant of up to $4.5 million approved in October 2003
- Pilot-scale production began at Dow in February 2004, four months ahead of schedule
- Alchemia completed large-scale synthesis on schedule in June 2004
- Arixtra® was approved for expanded uses, doubling the potential market for Synthetic Heparin

During the year, Alchemia's major priority was to complete the large-scale synthesis of Synthetic Heparin at our facilities in Brisbane. This long and complex process aimed to prove that Alchemia's technology could be scaled up for commercial application, and to identify key control points for the pilot scale manufacture. Alchemia's research team successfully completed the large-scale synthesis of Synthetic Heparin within the projected budget and timelines.

The achievement of this significant milestone has involved the coordinated effort of our carbohydrate chemistry team, who have validated each step of the process to provide a robust technology package for establishing the manufacturing process to be implemented by our partners. The scale-up phase was designed to identify and solve any technical problems that could impact on the manufacturing process. The necessary technology transfer is well advanced and pilot- scale manufacture under strictly controlled conditions is in progress in two different plants, four months ahead of schedule.

Industrial Research Limited's (IRL) CGMP Glycosyn facility in New Zealand was engaged as a contractor for pilot scale production of several aspects of the Synthetic Heparin process. Alchemia has had a long association with IRL, an established world expert in carbohydrate chemistry.

Our partners at Dow have begun pilot-scale manufacture of the pharmaceutical product that will incorporate the intermediates produced by IRL. All of the early stage methods, representing 75 percent of the process, have now been performed in the laboratories of our contractors or partners, validating the methods developed by Alchemia.

Commercial Arrangements

In October 2003, Alchemia secured a new R&D Start grant valued at $4.5 million, which will fund 50 percent of Alchemia's anticipated future development costs for its Synthetic Heparin. During the year we received a total of $1.9 million in funding from this grant. The balance of the committed grant is available until June 2005 to meet our expenditure commitments on the pilot-scale manufacture and associated development costs.

The remainder of the funding for the development of Synthetic Heparin will be available under our collaboration agreement with APP. Among other things, this agreement provides for APP to contribute a maximum of $US2.5 million towards these development costs. Between the R&D Start grant and APP commitments, Alchemia's expenditure obligations are fully funded from external sources.

Valid for a period of 10 years from the date of the first regulatory filing (ANDA), the APP agreement contains the following significant aspects in addition to the funding commitment:

- APP is responsible for obtaining regulatory approval and for market development and sales in North America
- APP paid Alchemia $US1.25 million on execution of the agreement for which Alchemia issued APP 2.97 million fully paid ordinary shares
- APP is to make milestone payments to Alchemia when FDA approval is received and when sales exceed a prescribed level.
- Alchemia and APP will share profits equally, and the level of sales and distribution expenses will be capped
- APP loses market exclusivity if it fails to achieve market share milestones.

Dow will be responsible for the commercial manufacture of the active pharmaceutical ingredient. Alchemia's agreement with Dow provides for a sharing of profits on the manufacture between Dow and Alchemia. The Dow agreement expires in 2010 and contains renewal options.

Future Milestones

The major milestone for the next 12 months is the completion of the pilot- scale manufacturing process at Dow's facility. Alchemia and Dow scientists will work closely together to achieve this goal.

As part of this process, Synthetic Heparin of suitable quality and quantity will be prepared according to the pharmaceutical products manufacturing standards of the United States Food & Drug Administration. The processes used and the material prepared will allow Alchemia and its partners to undertake the necessary formulation and stability studies needed to obtain regulatory approval.

The process of documentation required for regulatory filing will be completed to enable lodgement of the ANDA application in December 2006. Alchemia's scientists will continue to support Dow and APP in meeting their key milestones for this program.

Alchemia's key patent application for Synthetic Heparin has entered the national phase in Australia, China, Canada, Japan, Europe and the United States, and will proceed shortly to examination phase in many of these jurisdictions.

4.2 Alchemia's Drug Discovery Technology

Drugs exert their effect by interacting with specific biological targets in the body. The interaction between a drug and its target can be likened to finding the right key to fit a particular lock. The search for the right "key" underpins the drug discovery process. Alchemia has developed synthetic methods based on its proprietary carbohydrate building blocks, which enable systematic alteration of the shape of its keys.

This technology, which we call VAST™, can be used to generate collections of chemical compounds, or "libraries". By designing and making sufficiently diverse libraries that encompass comprehensive arrays of representative compounds, we can search for bioactive molecular shapes (keys) more efficiently and systematically. Being able to methodically scan a great variety of shapes in search of the right key is unique to Alchemia's technology, and is particularly well suited to the discovery of new therapeutics that target G-protein coupled receptors (GPCRs). GPCRs are arguably the most attractive class of therapeutic targets given the historic high success rate of drug developments in this area, both in number and sales revenues of drugs. Over 50 percent of marketed drugs target GPCRs, yielding more than US$60 billion in sales per annum.

Alchemia's Drug Discovery Pipeline

Alchemia applies its technology to the discovery and development of new drugs to meet the need for improved treatments for cancer, and the development of new antibiotics to combat the emergence of multi-drug resistant bacterial infections.


Drug Discovery Pipeline
Antibiotics
Anti-cancer
Other Opportunities
Developing new treatments for multi-drug resistant bacteria
Disrupting tumour growth by reducing the tumour's blood supply
Discovering new drug candidates that target GPCRs

- **Antibiotics:** Alchemia has developed new antibiotic compounds that are active against a broad range of multi-drug resistant Gram-positive bacteria, and are expected to provide new effective treatments for hospital-acquired infections.
- **Anti-cancer:** Alchemia's research has yielded compounds that have been shown to significantly inhibit tumour growth in animal models by disrupting the growth of blood vessels.
- **New projects:** Alchemia plans to focus its future drug discovery efforts on GPCR targets, where the VAST™ technology is most effective, to discover novel therapeutics in areas of unmet medical need.

4.3 Antibiotics

Alchemia has applied its drug discovery approach to the design and development of new antibacterials to treat multi-drug resistant bacterial infections.

During the past year we have:

- Optimised the pharmacokinetic parameters of our drug candidates to allow the evaluation of antibacterial efficacy in animal models.
- Identified leads that have strong antibiotic properties against a broad range of multi-drug resistant Gram-positive organisms, making them suitable candidates for treating hospital-acquired infections.

In the coming year we plan to test for antibacterial efficacy in animal models, and will seek to partner this project once efficacy is established.

The emergence of antibiotic resistance, especially in hospital environments, has reinforced the ongoing need to develop new antibiotics. An estimated five to 10 percent of hospitalised patients (1.8 million cases per year in the U.S.) acquire some form of bacterial infection. Infections acquired in the intensive care unit are of the greatest concern because of their high incidence (20 - 40 percent of these patients), excess morbidity, mortality and the increasing cost impact on the hospital systems. Increasingly, bacterial organisms are becoming resistant to existing antibiotics, with the result that many hospital-acquired bacterial infections are untreatable. Of specific concern are the multi-drug resistant Gram-positive organisms, such as methicillin-resistant *Staphylococcus aureus* (MRSA) strains and vancomycin-resistant *Enterococcal* (VRE) strains.

In 2003, Alchemia discovered a class of compounds that displayed significant activity against Gram-positive bacteria, including a MRSA and VRE strain.

During the past year, we have optimised the pharmacokinetic and physicochemical characteristics of our original hits and have now identified highly active leads with:

- Significantly improved solubility which will allow Intravenous administration.
- Improved pharmacokinetic parameters suitable for *in vivo* evaluation of antibacterial efficacy in animal models.

Alchemia's new leads were tested against a broad panel of Gram-positive organisms, including wild type and resistant Staphylococci, Streptococci and Enterococci, and various drug resistant clinical isolates of *Staphylococcus aureus*. Several leads were fully active against all selected organisms. These results demonstrate that Alchemia's compounds are suitable candidates for developing treatments for hospital-acquired infections. We have filed patent applications for these new compounds and their therapeutic applications.

The antibacterial activity against multi-drug resistant Gram-positive strains indicates that Alchemia's compounds act via a new mechanism of action, different to the targets of current drugs. Initial results have demonstrated that the compounds act specifically by inhibiting cell wall biosynthesis. External studies are currently underway to provide more specific information about the mechanism of action of Alchemia's compounds.In the coming year, we plan to test several of our drug candidates for antibacterial efficacy in animal models, and will actively seek to partner this project once efficacy is established.

4.4 Anti-Cancer

Alchemia has applied its VAST™ technology to the design and development of new compounds to treat cancer.

During the past year, we have:

- Identified compounds with activity at a cell surface receptor that can disrupt the growth of new blood vessels (the somatostatin receptor)
- Shown that the lead compound decreases the growth rate of human tumours in a mouse model of human prostate cancer, and disrupts the growth of blood vessels in the tumours of treated animals.

In the coming year, we plan to:

- Test the lead compound in animal models of human lung, colon and breast cancer alone and in combination with drugs used in clinical practice
- Test the lead compound in animal models to determine toxicity
- Commence formal preclinical investigations for Alchemia's best candidates.

Dependent on the achievement of successful results, we would be in a position to initiate clinical studies in 2005/2006.

One of the most recent advances in cancer therapy has been the discovery and development of drugs that act by inhibiting blood vessel formation. As a tumour grows, it needs to develop its own blood supply in order to receive enough nutrients and oxygen to grow. These new blood vessels also provide the opportunity for tumour cells to enter the circulation, which is the first step in the formation of secondary tumours.

The process of new blood vessel formation is known as angiogenesis. Alchemia has developed a library of VAST™compounds that are designed to hit key angiogenesis targets known as somatostatin receptors. These receptors are members of the G-protein coupled receptor family (GPCR) and are responsible for releasing key growth factors that are necessary for the development of new blood vessels and for tumour growth.

From early screening we selected a lead compound from this library. To evaluate if the compound would be effective in disrupting blood vessel formation in an animal model, it was tested in a chick model of vascular development (**Figure below**). The test results revealed that the compound significantly reduced and disrupted blood vessel formation. On the basis of this exciting data, Alchemia decided to progress this compound to further preclinical testing.


Untreated
Treated

Figure shows the effect of Alchemia's lead compound on the formation of blood vessels in the chicken embryo. The panel on the left shows a part of the chicken embryo that has not been treated (indicated by the arrow). The panel on the right shows the same part in another chicken embryo that has been treated with Alchemia's compound. The part of the chicken embryo treated with the Alchemia compound is much smaller and the number of blood vessels is also very much reduced.

During the year, Alchemia completed a number of external studies that indicated the VAST™ compounds - in particular, the lead compound - have acceptable drug-like characteristics. The compounds have acceptable metabolic stability when tested in animals and have not demonstrated any significant toxicities in the testing that has been completed to date. The research results detailed above enabled the design of a preclinical efficacy testing program for testing against specific cancers in animal models.

We have also completed an initial study of human prostate cancer in an animal model. In this study, the treatment of animals with our lead compound confirmed previous observations, and indicated that the tumours size was significantly reduced when compared with animals that were not treated. Cytotoxic drugs are used in chemotherapy to treat a variety of cancers. However, cytotoxic drugs often have adverse affects on healthy cells, producing undesirable side effects. It has been shown that treating tumours with cytotoxic drugs in combination with anti-angiogenic drugs can increase the efficacy of cancer treatment without increasing undesirable side effects.

Alchemia is now conducting preclinical efficacy studies to examine the effect of our compound in combination with cytotoxic drugs in models of human lung and colon cancer. We expect results from combination treatment studies in animal models of cancer in the first quarter of 2004/05.

The studies planned for 2004/05 will require larger quantities of the key compound for testing in animal models and it is important that sufficient material of consistent high quality can be produced for these studies. Our large-scale chemistry group has developed an improved synthetic route, and is in the process of completing synthesis of sufficient quantities of the compound to conduct these studies.

Future Opportunities

More than 50 percent of marketed drugs target GPCRs, yielding more than US$60 billion in sales per annum. Although the overall structures of GPCRs are predicted to be similar, their natural and synthetic ligands are diverse in shape, size and surface properties, which provides a unique opportunity to exploit Alchemia's shape-scanning technology. Alchemia has decided to focus its future drug discovery research on the subclass of GPCRs that binds peptide ligands. Many of these native peptide ligands display potent biological activity but are not well suited as drug candidates.

Alchemia has applied its VAST™ technology to the synthesis of libraries targeting specific peptide GPCRs associated with a variety of diseases, including cancer, inflammation, obesity, pain, age-related macular degeneration, diabetic retinopathy and sexual dysfunction. Screening against these receptors has led to the successful identification of a number of novel hits.

Further detailed studies will be undertaken to determine the suitability of these hits for development. These could include receptor screening, cell-based functional assays, pharmacokinetic properties, toxicology and animal efficacy studies. Based on the results of these studies and a thorough competitive assessment, Alchemia aims to select its next preclinical candidate by June 2005.

Commercialisation Strategy

The development of new commercial pharmaceuticals is a lengthy and expensive process. Alchemia's preferred strategy for developing and commercialising new therapeutics is to establish alliances with industry majors with the financial resources to cover the risk associated with the development of new therapeutics, and expertise in the areas of clinical trials, regulatory approvals and product market development.

The competitive advantage of Alchemia's technology currently lies in its ability to rapidly identify and optimise small drug-like lead molecules, especially for diseases which relate to GPCR targets. Alchemia has made the strategic decision to focus its efforts on creating multiple new early drug development opportunities in the GPCR area, and to seek partnerships for drug leads at the preclinical/early clinical stage.

One of the main objectives for the coming year is to establish partnerships for our antibacterial and/or anti-cancer drug development programs. Apart from sharing risks associated with the development of new therapeutics, partnerships with pharmaceutical companies will provide external validation of the VAST™ technology as a drug discovery and development tool.

Heparin Definitions

Arixtra®	The brand name for fondaparinux sodium (Registered Trademark of Organon Sanofi~Synthelabo LLC).
bioequivalent	Two drugs are said to be bioequivalent if they have the same potency and bio-availability, assuming equal doses.
fondaparinux sodium	The active ingredient in Arixtra®. Alchemia's Synthetic Heparin is chemically equivalent to fondaparinux sodium.
Generic	A generic drug is one that is equivalent to an original drug product in dosage form, strength, route of administration, quality, performance characteristics and intended use.
heparin (natural heparin)	A complex mixture of carbohydrates that act to prevent thrombosis.
heparin family	The group of anticoagulant drugs consisting of heparin, low molecular weight heparins and synthetic heparin.
LMWH (low molecular weight heparin)	A mixture of smaller fragments produced by artificially breaking down heparin using either chemical or enzymatic means.
Lovenox® (Registered Trademark of Aventis)	A low molecular weight heparin (LMWH) produced by Aventis.
pulmonary embolism	Blood clot in one of the major arteries that carry blood depleted of oxygen to the lungs.
Synthetic Heparin	Fondaparinux sodium, chemically equivalent to Arixtra®.
thrombosis	The blocking of a blood vessel by a clot formed at the site of obstruction. This is distinguished from an 'embolism', which travels through the bloodstream and lodges so as to obstruct a blood vessel.

Drug Discovery Definitions

Age-related Macular Degeneration (AMD)	An increased-production of blood vessels in the eye leading to blindness.
angiogenesis	The process of growing new blood vessels.
animal model	A model of a human disease in an animal used for the initial assessment of a drug lead's potential as a new drug.
clinical trial	A structured study conducted in a hospital or clinic in which a drug is evaluated for its effects on humans.
cytotoxic	Any substance that has the properties to harm or destroy cells
drug candidate	A compound selected from the lead optimisation process that has been extensively tested in preclinical models and has the desired safety and efficacy characteristics to be considered for initial testing in humans.
efficacy	A measure of a drug's effectiveness. The ability of a drug to control or cure an illness.
gram-positive bacterium	Gram-positive bacteria have a thick mesh like cell wall made of peptidoglycan. Gram- negative bacteria have a thinner version of this, but also have an extra outer- membrane made of lipids. Most of the serious antibiotic- resistant strains of bacteria emerging today are Gram- positive.
hit	An active compound in any specific biological assay.
lead	A lead is an active compound (hit) that meets set selection criteria for further development as a drug candidate.
morbidity	Incidence of a particular disease
pharmacokinetics	The characterisation of the movement and destination of drug molecules in the body.
physicochemical	The physical characteristics of a compound such as melting point or solubility.
preclinical	The testing of a compound / treatment in animals to measure efficacy and safety prior to testing in humans.
toxicity	The degree to which a drug is poisonous or has an adverse effect on an organism.

5. Intellectual Property Portfolio

Strong and appropriate protection of our intellectual property is of paramount importance to Alchemia.

Alchemia has an integrated portfolio of patents and patent applications, covering composition of matter, use and processes. The company enforces a strict intellectual property policy in relation to intellectual property generated by employees, contractors and collaborators.

Through the worldwide Patent Cooperation Treaty (PCT) mechanism, Alchemia has applied for a series of 17 patents to protect the company's technology base in both its drug discovery and manufacturing activities. Alchemia has been granted three new patents since July 2003, as indicated in the following table:

Patent Number	Country	Title	Grant Date
97 199 167.7	China	Oligosaccharide Synthesis	21 August 2003
6,723,843 B2	USA	Oligosaccharide Synthesis (*divisional patent*)	20 April 2004
756536	Australia	Protecting and Linking Groups in Organic Synthesis	23 July 2003
6,765,089	USA	Protecting and Linking Groups in Organic Synthesis	20 July 2004

Significantly, this year one of Alchemia's key patent applications – 'Synthetic Heparin Pentasaccharides' – was progressed from the international phase to the national examination phase in Australia, China, Canada, Japan, Europe and the United States. Substantial examination of this application will proceed over the next three years in most countries.

We have continued to seek patent protection of our drug discovery activities through the lodgement of two provisional applications, as indicated in the table below. These applications have not yet been published. Alchemia regularly reviews all of its research activities and is proactive in identifying new intellectual property, as well as considering superseded intellectual property. We will continue to apply for appropriate patent protection as new and improved technologies are identified. We intend to protect key project outcomes with pharmaceutical use applications at the appropriate time. This strategy is designed to provide the maximum protection with the longest possible commercialisation life. Where appropriate, the company also maintains selected intellectual property as trade secrets.

Alchemia's intellectual property portfolio is maintained by in-house management, who work closely with patent attorneys and lawyers in Australia and abroad.

Alchemia's published patent portfolio is summarised in the table below:

PCT number	Patent Name and Description	Status
	Carbohydrate Technology Patents	
AU97/00544	**Oligosaccharide Synthesis**: Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 26 August 1996	Granted Australia, USA, Europe, China
AU98/00131	**Protected Aminosugars**: Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 27 February 1997	Granted Australia USA
AU98/00808	**Protecting and Linking Groups for Organic Synthesis**: Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 24 September 1997	Granted Australia, USA
AU00/00025	**Protecting Groups for Carbohydrate Synthesis**: Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 18 January 1999	National phase in Australia, USA, Europe, Japan, Canada, China, Israel
AU01/00028	**Methods for Synthesis of α-D-Gal(1→3)Gal Containing** Oligosaccharides: Process and composition of matter **Priority Date:** 20 August 2000	National phase in Australia, USA, Europe, Japan, Canada, China, Israel.
10/676436	**Delivery Systems**: Composition of matter and methods for drug delivery **Priority Date:** 4 July 2002	National phase in USA
AU02/01228	**Synthetic Heparin Pentasaccharides**: Composition of matter and process for Synthetic Heparin **Priority Date:** 7 September 2001	National phase in Australia, USA, Europe, Japan, Canada, China
AU03/00734	**Combinatorial Oligosaccharide Synthesis**: Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 12 June 2002	International phase

PCT number	Patent Name and Description	Status
	Drug Discovery Technology Patents	
AU01/01307	**Combinatorial libraries of monosaccharides**: Composition of matter for drug discovery **Priority Date:** 17 October 2000	National phase in Australia, USA, Europe
AU03/00384	**Anomeric Derivatives of Monosaccharides**: Methods and composition of matter for drug discovery **Priority Date:** 28 March 2002	International phase
AU03/00494	**Disaccharides for Drug Discovery**: Methods and composition of matter for drug discovery **Priority Date:** 3 May 2002	International phase
AU03/01008	**Derivatives of Monosaccharides for Drug Discovery**: Methods and composition of matter for drug discovery **Priority Date:** 8 August 2002	International phase
	Therapeutic Target Patents	
AU03/01146	**Kinase Inhibitors**: Composition of matter and therapeutic use **Priority Date:** 6 September 2002	International phase
	Classes of Compounds that Interact with Integrin Receptors: Composition of matter and therapeutic use	Provisional Application
2002951995	**Compounds that Interact with GPCRs**: Composition of matter and therapeutic use for GPCRs **Priority Date:** 11 October 2002	International phase

PCT number	Patent Name and Description	Status
	<u>Anti-cancer Patents</u>	
	Methods for Inhibiting Blood Vessel Growth: Composition of matter and therapeutic use	Provisional Application
	<u>Antibiotic Patents</u>	
2002952121	**Novel carbohydrate based antibacterials:** Composition of matter and therapeutic use	International phase
	Priority Date: 17 October 2002	

6. Development of Alchemia

- November 1995 - Alchemia Pty Ltd is founded. Founders include current CEO Tracie Ramsdale and Director Professor Peter Andrews.
- February 1998 - Alchemia raises its first round of venture capital and establishes its first research laboratory at the CSIRO research facilities in Brisbane. Alchemia is awarded its first R&D Start Grant. Funding from this grant enabled the development of key building blocks which underpin Alchemia's carbohydrate synthesis technology
- July 2000 - Alchemia moves into new "state-of-the-art" facilities in the Brisbane Technology Park, with over $1000m^2$ of laboratory and 600 m^2 of office space.
- December 2000 - Alchemia is awarded its second R&D Start grant for "The Automation of Carbohydrate-based Libraries" valued at $5 million. Funding from this grant enables the development of new technologies underpinning Alchemia's VAST™ drug discovery platform.
- December 2000 - Alchemia enters into a strategic manufacturing alliance with The Dow Chemical Company, the world's largest chemical manufacturer, to jointly develop commercial processes for the manufacture of carbohydrates of high therapeutic value.
- October 2003 - Alchemia enters into a partnership with American Pharmaceutical Partners, a U.S. specialty pharmaceutical company, to bring to market the first product of the Alchemia-Dow alliance, a generic Synthetic Heparin for the prevention of thrombosis.
- October 2003 - Alchemia is awarded its third R&D Start grant - "Development of new methods for preparing heparin derivatives" - valued at $4.5 million.
- December 2003 - Alchemia Limited lists on the Australian Stock Exchange (symbol ACL), issuing 30 million shares to raise $21 million.
- February 2004 - The first of Alchemia's anti-cancer compounds targeting the growth of new blood vessels in tumours is tested successfully in an animal model. The results illustrate the inhibition of tumour growth and, more importantly, the pharmaceutical potential of Alchemia's carbohydrate-based drugs utilising VAST™ compounds.
- February 2004 - Progression of pilot plant scale synthesis of Alchemia's generic Synthetic Heparin at Dow starts four months ahead of schedule.
- June 2004- Large-scale synthesis of Synthetic Heparin is completed at Alchemia's laboratories.

7. Board of Directors

Mel Bridges BAppSc FAICD
Chairman

Mel joined the Board as Chairman in September 2003. Mel has spent 30 years of his career in the biotechnology and healthcare industry. During this period, he founded and managed successful diagnostics, biotechnology and medical device businesses. Mel co-founded the listed company PANBIO, and is currently Chairman of a number of listed and unlisted companies including Peptech Limited, Genetic Solutions Pty Ltd, Farmacule Bioindustries Pty Ltd and Cleveland Biosensors Pty Ltd. He is also the founder and a non-executive director of the medical device group Impedimed Pty Ltd and a non-executive director of IMBcom Pty Ltd.

The businesses that Mel has founded have won numerous awards including the Queensland Export Award, Australian Small Business of the Year, Queensland Top 400, BRW's Top 100 Fastest Growing Companies for seven consecutive years, and The Australian Quality Award. In 2000 he was awarded the Business Bulletin "Business Star of the Year" and has previously been awarded Ernst & Young's Queensland entrepreneur of the year.

Mel is a Fellow of the Australian Institute of Company Directors.

Tracie Ramsdale PhD
Chief Executive Officer and Managing Director

Tracie is one of the founders of Alchemia and has led the company's development as its General Manager and Chief Executive Officer. Tracie joined the Board of Directors in July 2003. Since Alchemia's inception, she has been responsible for raising over $26 million in venture capital funding, negotiating Alchemia's alliances with Dow and APP, and recruiting Alchemia's senior management team. Tracie led the company through its successful Initial Public Offering in December 2003.

Tracie was originally trained as a synthetic organic chemist, obtaining a Master of Pharmacy from the Victorian College of Pharmacy and a PhD in Biochemistry from the University of Queensland. She has extensive experience in research management and technology commercialisation. Before establishing Alchemia, she was a Principal Investigator and Commercial Manager of the Centre for Drug Design and Development at the University of Queensland (Institute for Molecular Bioscience). Prior to this she held research appointments at the Victorian College of Pharmacy and Bond University. Tracie is a member of the Australian Institute of Company Directors and serves on the Queensland Biotechnology Advisory Council and the Federal Government's IR&D Board's Biological Committee.

Professor Peter Andrews AO PhD

Non-Executive Director

Peter is one of the founders of Alchemia and has been a Board member since November 1995. Peter holds the position of Queensland Chief Scientist, and is also Chairman of the Queensland Biotechnology Advisory Council and a member of the Federal Government's IR&D Board. He is Chairman of a private bio-business consulting company, and a board member of a number of private biotechnology companies..

Peter is the former Director of the Centre for Drug Design and Development at the University of Queensland, co-founder of the University's Institute for Molecular Bioscience and former CEO of its commercialisation arm IMBcom. His involvement in the biotechnology industry has spanned the past twenty years, during which he has founded several biotechnology businesses and served on the boards of publicly listed biotechnology companies Biota Holdings and Agen Ltd.

Peter is a Fellow of the Australian Institute of Company Directors, the Academy of Technological Sciences and Engineering, and the Royal Australian Chemical Institute.

Kevin Healey PhD

Non-Executive Director

Kevin joined the Alchemia Board in January 1998. He is a founder and Managing Director of Cytopia Limited (formerly Medica Holdings Limited). Since the establishment of Cytopia, he has successfully guided the company through fund raisings of over $30 million, including a listing on the Australian Stock Exchange. He has negotiated and completed three investments on behalf of Cytopia, and is also a Director of Xenome Limited. In the 11 years prior to forming Cytopia, Kevin provided consulting advice to the biotechnology industry as a Director of INSITE Advisors and as Principal Consultant with Invetech Operations, part of the Vision Systems Group.

Errol Malta PhD

Non-Executive Director

Errol joined the Board in October 2003. He has more than 15 years experience in drug development within the pharmaceutical / biotechnology industry. During that period he worked with Amgen for more than 10 years, eight of which were served at its global headquarters in California, USA, where he was Product Development Team Leader. In this role he was responsible for global drug development and commercialisation of a number of different molecules in the US, Europe and Japan. He was responsible for five successful new-molecule IND submissions to FDA and other regulatory agencies, subsequent Phase I/II programs, and a number of Phase III and IV trials. Upon his return to Australia, Errol was appointed Director of Scientific Affairs at Amgen Australia and Head of the Melbourne office.

During the past 24 months Errol has been a consultant to a number of biotechnology companies in early phase product development in Australia. He was CEO of Cortical Pty Ltd and currently is on the board of an Australian biotechnology company.

He is a PhD graduate of the University of Melbourne and a graduate of Australian Institute of Company Directors, and has successfully completed the UCLA (Anderson School) Executive Program in Management.

Nerolie Withnall BA LLB MAICD

Non-Executive Director

Nerolie joined the Board in October 2003. She is a consultant and former partner of Minter Ellison Lawyers. In 2001 she retired from the law after practising for more than 30 years in Sydney, Darwin and Brisbane, to focus on board and consulting positions.

Nerolie is a Director of Campbell Brothers Ltd and Pan Australian Resources N. L. (both listed on ASX), and The Brisbane Institute. She is Chairman of the Board of two privately owned companies, a member of the Takeovers Panel and the Corporations and Markets Advisory Committee, a Director of the Major Sports Facilities Authority and a Councillor of the National Maritime Museum.

8. Management

Wim Meutermans PhD
Director of Chemistry

Wim joined Alchemia in April 2000 as Head of Combinatorial Chemistry. Wim has worked for 12 years in the medicinal chemistry field, including more than six years in management roles. As Director of Chemistry, Wim is now responsible for Alchemia's drug discovery programs. He has published extensively with over 35 journal publications and is co-inventor of 11 patents. He obtained a PhD from the Katholieke Universiteit Leuven in Belgium.

Kris Dyszynski
Vice President - Business Development

Kris joined Alchemia in March 2000. As head of Alchemia's Business Development activities, Kris is responsible for the out-licensing and partnering of Alchemia's discoveries. He has more than 25 years business development experience in the US biotechnology industry. Kris has a degree in Bacteriology from the University of California, Berkeley.

Michael L West PhD
Director of Intellectual Property and Technology Transfer

Michael joined Alchemia in December 1997 as its first employee. Mike is responsible for the management of Alchemia's intellectual property portfolio, coordination of the R&D Start grants, and project management for the Synthetic Heparin project. Mike has more than 15 years experience in medicinal chemistry in both academic and industrial research centres, and holds a PhD from James Cook University.

Gerry Tometzki PhD
Head of Production, Automation and Analytical Services

Gerry joined Alchemia in March 2001. As Head of Production, Automation and Analytical Services at Alchemia, Gerry is responsible for the large-scale synthesis of key carbohydrate intermediates and for the production of compound libraries based on Alchemia's proprietary VAST™ concept. Gerry has more than 23 years experience in the UK Pharmaceutical industry. He is a graduate member of the Royal Society of Chemistry, obtained a PhD from the Victoria University of Manchester, was a Fulbright Scholar at the University of Wisconsin, USA (1985-1987) and is a Chartered Chemist.

Judy Halliday PhD
Drug Discovery Manager - Biochemistry

Judy joined Alchemia in 2001. She is responsible for the management of Alchemia's contracted screening programs, which include a variety of programs ranging from receptor and cell-based assays through to animal model studies. These programs underpin the development of Alchemia's drug discovery and development projects. Judy has more than 15 years experience in assay design and development, and holds a PhD from the University of Queensland.

Joachim Seifert PhD
Head of Carbohydrate Chemistry

Joachim joined Alchemia in January 2000. Joachim leads Alchemia's carbohydrate chemistry division and is responsible for research and development activities to enable the synthesis of clinically important carbohydrates. He has been responsible for the research and development of Alchemia's Synthetic Heparin project. He is a Synthetic Organic Chemist with more than 10 years experience in the syntheses of complex carbohydrates and related glycoconjugates. Prior to joining Alchemia, he was a Feodor Lynen Fellow at the Synthetic Cellular Chemistry Laboratory (RIKEN) in Tokyo. He received his PhD in Organic Chemistry from the Technical University Munich, Germany.

John Gehrmann PhD
Operations Manager

John joined Alchemia in September 1998. He is responsible for operations, including supervision of the Laboratory Management function and Occupational Health and Safety (OH&S). He has more than 10 years of laboratory management and OH&S experience, as well as more than five years experience in Human Resource Management. John obtained his PhD from the Centre for Drug Design and Development, University of Queensland.

Christopher Neal BCom, CA

Chief Financial Officer and Company Secretary

Chris joined Alchemia in September 2003 as Chief Financial Officer and Company Secretary, and is responsible for the financial, legal, human resources and risk management functions of Alchemia. Chris has more than 20 years senior financial, corporate development and general management experience as an executive director of publicly listed groups in Australia, UK and US. Chris has a Bachelor of Commerce from the University of New South Wales and is a Chartered Accountant.

9. Corporate Governance

Alchemia Limited is committed to protecting and enhancing shareholder value and adopting best practice governance policies and practices. At a minimum we will ensure that all regulatory requirements are met and ethical standards maintained. To this end, Alchemia's Board of Directors reviewed, revised and upgraded our corporate governance policies and procedures during 2003/04. Alchemia Limited adheres to the substantive and procedural recommendations of the Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

The Directors are responsible for the corporate governance practices of the company. This statement sets out the main corporate governance practices of the company that the Directors, management and employees are required to follow.

Comprehensive information about our corporate governance policies can be found on our website at www.alchemia.com.au.

ROLE OF THE ALCHEMIA LIMITED BOARD OF DIRECTORS

The Alchemia Limited Board of Directors is ultimately responsible for the overall management of Alchemia Limited and for formulating and establishing its strategic goals. Its aim is to create and deliver shareholder value by maximising the performance of our business.

The primary responsibilities of the Board include:

- Appoint the Chief Executive Officer and monitor performance of the Chief Executive Officer and senior executives
- Formulate the strategic direction of the company and monitor its execution
- Monitor and optimise business performance
- Ensure that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities
- Establish proper succession plans for management of the company
- Approve external financial reporting by Alchemia Limited.

The division of responsibilities between the Board and management is set out in the Board Charter and in accordance with the approved framework of delegated authority to management. A copy of the Board Charter is available on our website.

This is consistent with ASX Corporate Governance Principle 1.

BOARD COMPOSITION AND INDEPENDENCE

The Alchemia Limited Board has six Directors, comprising five Non-executive Directors (including the Chairman) and one Executive Director.

Details of each Director's skills and experience are set out on section 7 of this report.

Directors are subject to re-election by rotation at annual general meetings as stipulated in the Corporations Act and the company's constitution. There are no maximum terms for Non-executive Director appointments. Newly elected Directors must seek re-election at the first general meeting of shareholders following their appointment.

The Board assesses Director independence on an annual basis, or more often if it feels it is warranted, depending on disclosures made by individual Directors.

The Board has concluded that all Non-executive Directors are independent. In reaching this conclusion the Directors considered the following:

- Professor Andrews was a founder of the company but has not undertaken any executive role within the company at any time nor has any business or other relationship that could compromise his independence.
- Dr Healey is Chief Executive of Cytopia Limited, a substantial shareholder in Alchemia Limited. The Board reviewed this and concluded that Dr Healey carries out his duties as Director for all shareholders and the substantial shareholding held by Cytopia Limited does not affect Dr. Healey's independence.
- Ms Withnall, Mr Bridges and Dr Malta do not have any previous association with the company or any other relationships that are relevant to their independence.

The Chairman is independent and runs the Board in such a manner as to facilitate the effective contribution of all Directors and promote constructive and respectful relations among the Board members and between Board and management. The Chairman implements the following to ensure that the principles inherent in good Board practice are followed:

- Follows proper meeting procedure ensuring that all members of the Board are given a proper opportunity to put forward views and discuss issues in a constructive and robust environment. This ensures that effective communication and contribution can be achieved.
- Ensures that detailed Board papers are prepared and distributed, ensuring that Board members are fully informed on relevant issues in a timely manner.
- Ensures that draft minutes of meetings are circulated within a reasonable period after the meeting. This ensures proper follow up and informed reporting of resolutions passed and issues discussed at Board meetings.
- If a potential conflict of interest arises, the Director concerned does not receive the relevant Board papers and leaves the Board meeting while the matter is being considered. Directors must advise the Board immediately of any interests that could potentially conflict with those of Alchemia.

The roles of Chairman and Chief Executive Officer are exercised by different individuals, providing for clear division of responsibility at the head of the company. Their roles and responsibilities, and the division of responsibilities between them, are clearly understood and there is regular communication between them.

The company's Board structure is consistent with ASX Corporate Governance Council Principles 2.1, 2.2, 2.3 and 2.5. The company does not comply with Principle 2.4 in relation to the establishment of a nomination committee: refer to Board Committees section below.

DIRECTORS' ACCESS TO INDEPENDENT PROFESSIONAL ADVICE

With the prior approval of the Chairman, each Director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as Directors.

REVIEW OF BOARD PERFORMANCE

Because the Board of Alchemia was reconstituted prior to the Initial Public Offering in December 2003, the new Board has not completed a full year and has therefore not conducted a review of its performance. Prior to the first anniversary of Alchemia's listing, the Board will review its performance and that of its committees and individual Directors. In future, the Board will meet once a year to consider these issues. The Chairman will discuss each Director's contribution in a one-on- one meeting with the respective Director. These reviews will be a factor in determining which Directors will be nominated for re-election.

Formal performance assessment is undertaken on all executives including the Chief Executive.

The company to date has not complied with ASX Corporate Governance Council Principle 8 in relation to Board performance but will comply during the forthcoming year.

ACCESS TO INFORMATION

To help Directors maintain their understanding of the business and to assess the people managing them, Directors are briefed regularly by members of the executive team. Directors also have access to other employees at all levels during inspections and in other meetings.

Directors receive comprehensive monthly reports from management and have unrestricted access to company records and information.

All Directors have direct access to the Company Secretary who is accountable to the Chief Executive and, through the Chairman, the Board on all corporate governance matters.

BOARD COMMITTEES

Alchemia's Board has established two standing committees to assist in meeting its responsibilities - the Audit and Risk Committee and the Remuneration Committee. These committees review matters on behalf of the Board and make recommendations for consideration by the entire Board. Copies of the charters of these committees may be accessed from our website.

The Board has not established a formal nomination committee as it believes that, at least during the early stages of this new Board, the appointments of new Directors are a matter for consideration and approval by the Board as a whole.

Remuneration Committee

The Board has established a Remuneration Committee, which meets at least two times per year. The Remuneration Committee comprises the following Non-executive Directors:

- Kevin Healey (Chairman)
- Peter Andrews
- Errol Malta

Attendance at meetings during the year is set out in the Directors' Report.

The Remuneration Committee undertakes the procedure for establishing and reviewing remuneration for senior executives and non-executive members of the Board.

Particulars concerning Directors' and Executives' remuneration and the company's Employee and Officers Share Option Plan are set out in the notes to the financial statements.

The Remuneration Committee meets ASX Corporate Governance Council Principles 9.2 and 9.5

Audit and Risk Committee

The Board has established an Audit and Risk Committee, which meets regularly throughout the year. The Audit and Risk Committee comprises three Non-executive Directors, and its current members are:

- Nerolie Withnall (Chairman)
- Mel Bridges
- Kevin Healey

Attendance at meetings during the year is set out in the Directors' Report.

The members of the Audit and Risk Committee have significant financial, business, and legal backgrounds, expertise and qualifications. The full particulars of each member's relevant experience and qualifications, and other relevant matters are contained in this annual report.

The nomination and review of existing audit arrangements is undertaken by the Audit and Risk Committee. The Audit and Risk Committee addresses issues surrounding the integrity of financial information presented to the Board and shareholders, including the review of audit engagements and controls.

The Audit and Risk Committee also advises the Board and makes recommendations in relation to policy and procedures, and the application of the principles of corporate governance. The committee addresses issues of proper corporate governance procedures and practices to ensure that the company maintains the highest integrity and best practice with respect to such matters.

The Audit and Risk Committee generally invites the Chief Executive Officer, the Chief Financial Officer and external auditors to attend meetings. The Chief Executive Officer (Tracie Ramsdale) and the Chief Financial Officer (Christopher Neal) sign a statement to the half yearly and full year accounts to the effect that the company's financial reports present a true and fair view in all material respects of the company's financial condition and operational results, and are in accordance with the relevant accounting standards.

The Audit and Risk Committee structure and charter meet ASX Corporate Governance Council Principles 4.2, 4.3, 4.4 and 4.5.

REMUNERATION

The key principles of Alchemia's remuneration policy are:

- Pay competitive salaries to recruit and retain staff with the right skills and experience
- Reward individuals on the basis of performance so that higher levels of performance attract higher rewards
- Align rewards of management to those of shareholders
- Manage and link the overall cost of remuneration to the ability of the company to pay.

Remuneration structure

The remuneration structure is in two parts.

Fixed remuneration comprises base salary, superannuation and other minor benefits provided by the company.

Variable remuneration comprises incentives provided as both cash and options.

Alchemia aims to set fixed remuneration at market levels for positions of comparable responsibility in both industry and academia, based on a formal job evaluation process. This fixed remuneration is supplemented by providing incentives (variable remuneration) to enable top performers to achieve further remuneration based on company performance and demonstrated individual superior performance.

There are two levels of incentive plan, one for Executives and one for other employees.

The key features of the executive level plan are:

- Managers can earn incentives equivalent to a maximum of 30 percent of their base salary
- No incentive is payable unless the company achieves a total shareholder return in the previous twelve months equal to at least the median of a comparator group of pre-agreed companies
- The Executive must also achieve their individual performance measures to qualify
- A maximum of 15 percent of the total incentive entitlement is payable in cash, with the balance satisfied by the issue of shares
- These options have a three-year time restriction before they can be sold.

For other employees the key features of their incentives are:

- A maximum annual incentive of up to 5 percent of their salary, payable in cash
- A maximum entitlement to $1000 in value of shares
- Entitlement to these incentives is based on both company and individual performance, assessed in a similar manner to the executive plan

The Board may also allocate additional options to employees who have demonstrated exceptional performance in a year.

The company's remuneration policy satisfies the standards required in the ASX Corporate Governance Council Principles 9.1, 9.3, 9.4 and 9.5.

RISK MANAGEMENT

The Board, together with the Audit and Risk Committee, is responsible for satisfying itself that the company's risk management systems are effective and, in particular, for ensuring that:

- The principal strategic, operational and financial risks are identified
- Effective systems are in place to monitor and manage risks
- Reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate

In addition to maintaining appropriate insurance and other risk management measures, the Board has taken the following steps to address identified risks:

- Established policies and procedures in relation to treasury operations including the use of derivatives
- Issued and revised standards and procedures in relation to health and safety matters
- Implemented policies and procedures in relation to the protection of the company's intellectual property
- Issued procedures requiring that significant capital and revenue expenditure is approved at an appropriate level of management or by the Board.

These risks are monitored by regular reports to the Board and, where appropriate, by management presentations to the Board and to the Audit Committee during the year.

The risk oversight policies and practices comply with ASX Corporate Governance Council Principles 7.1and 7.3.

CODE OF CONDUCT

The Board and management ensure that the business processes of Alchemia Limited are conducted according to sound ethical principles. The Board has established formal codes of conduct in this regard for Directors and employees, copies of which are available on our website.

This code of conduct recognises the obligations in ASX Corporate Governance Council Principles 3.1, 3.3 and 10.

SHARE TRADING

The Board has set the following rules relating to trading in the company's securities by Directors, management and employees which are followed:

1. Directors, Officers and employees will not engage in short term trading of the company's shares.

2. Directors, Officers and employees will neither buy nor sell at a time when they possess information which, if disclosed publicly, would be likely to materially affect the market price or value of the company's shares.

3. Directors and nominated Officers and employees will notify the Board in advance of any material intended transactions involving the company's shares (through the Chairman or Secretary).

4. Directors and nominated Officers and employees will neither buy nor sell shares in the company except within one month after the occurrence of one of the following events:
    a) Release of yearly results to the ASX; or
    b) Release of half yearly results to the ASX; or
    c) The Annual General Meeting

5. Points 1 to 4 above apply to Directors, Officers and employees (including their nominee companies) and their associates, such as spouses, dependent children, family trusts and family companies where the transactions are known to the Director.

The share trading policy complies with ASX Corporate Governance Council Principle 3.2.

REPORTING TO STAKEHOLDERS

The Board is committed to keeping shareholders and other legitimate stakeholders informed in a timely manner of material developments that affect the company. The company disclosure policy is supported by a formal policy and comprehensive procedures on continuous and periodic disclosure to ensure compliance with Australian Stock Exchange and Corporations Act obligations.

All company announcements, presentations to analysts and other significant briefings are posted on the company's website after release to the Australian Stock Exchange. The Company Secretary is responsible for communications with the Australian Stock Exchange.

The company's policies and procedures meet the requirements of ASX Corporate Governance Council Principles 5 and 6.1.

CERTIFYING FINANCIAL REPORTS

The Chief Executive Officer and Chief Financial Officer certify in respect of the half yearly financial results and the full yearly financial results that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and results and are in accordance with relevant accounting standards. As part of this certification, they are required to confirm that there is a sound system of risk management and that the risk management and internal compliance and control system is operating efficiently and effectively during the whole financial year.

This satisfies ASX Corporate Governance Council Principles 4.1and 7.2.

THE COMPANY'S AUDITOR ATTENDS THE ANNUAL GENERAL MEETING

The external audit partner in charge of the Alchemia audit is available to answer shareholder questions at the company's Annual General Meeting.

This is consistent with ASX Corporate Governance Council Principle 6.2.

10. Directors' Report Year Ended 30 June 2004

Your Directors present their report on the consolidated entity consisting of Alchemia Limited and Alchemia Inc for the year ended 30 June 2004.

Directors

At the date of the report, the Directors are:

M Bridges (Chairman)
TE Ramsdale (Managing Director and Chief Executive Officer)
Professor P Andrews A.O.
K Healey
E Malta
N Withnall
N Mathieu (Alternate Director for K Healey)

Directors' qualifications, experience and special responsibilities are set out in the Directors' profiles on section 7 of the annual report.

During the year, the following appointments and resignations of Directors occurred:

Appointments

TE Ramsdale	9 July 2003
M Bridges	2 October 2003
E Malta	27 October 2003
N Withnall	27 October 2003

Resignations

P Goddard	Non-executive Director 7 August 2003
C Hillyard	Non-executive Director 7 November 2003
S Robinson	Non-executive Director 7 November 2003
S-M Wong	Non-executive Director 7 November 2003
J Wentworth	Alternate Director 7 November 2003
M Begun	Alternate Director 7 November 2003
G Jessup	Alternate Director 7 November 2003

Secretary

CA Neal

Corporate Governance

Details of Alchemia's corporate governance and Board Committees are set out on section 9 of the annual report.

Directors' attendance at Alchemia Board and Board Committee meetings during the financial year:

Member	Board of Directors Meetings		Committee meetings			
			Audit & Risk		Remuneration	
	Held	Attended	Held	Attended	Held	Attended
M Bridges	11	11	2	1		
T Ramsdale	13	13				
P Andrews	14	12			3	3
K Healey	14	14	2	2	3	3
E Malta	7	5			3	2
N Withnall	7	7	2	2		
C Hillyard	8	7				
P Goddard	1	-				
S Robinson	8	8				
S-M Wong	8	7				
N Mathieu (alternate for K Healey)	-	-	-	-	-	-

Directors' relevant interest in Alchemia securities

	Shares		Options
	Beneficial	Non-beneficial	Beneficial
Member			
M Bridges	-	-	-
T Ramsdale	1,618,116	-	1,609,781
P Andrews	3,989,949	-	-
K Healey	-	14,424,253	-
E Malta	20,000	-	-
N Withnall	-	-	-
N Mathieu	-	14,424,253	-

Options

Note 19 to the consolidated financial statements sets out details of the Alchemia options granted and exercised.

Principal activities

The principal activities of Alchemia during the financial year were the research and development of new carbohydrate based therapeutics.

Review of operations
A review of Alchemia's operations during the financial year, and the results of those operations, is contained in the Chief Executive's review in section 3.

Significant changes in state of affairs
During the financial year, Alchemia:

- Entered into a research and development and commercialisation and distribution agreement with American Pharmaceutical Partners on 17 October 2003 for the commercial introduction of Alchemia's Synthetic Heparin to the market
- Converted to a public company on 9 October 2003
- Listed on the ASX on 23 December 2003, following the raising of $21million
- Completed the large scale synthesis of synthetic heparin in its laboratory
- Completed initial animal trials on its lead anti-cancer compound.

Matters subsequent to the end of the financial year
The Directors are not aware of any matter or circumstance not otherwise dealt with in this annual report that has significantly or may significantly affect the operations of Alchemia, other than contained in the Chief Executive's review.

Financial position, outlook and future needs
The financial position, outlook and future needs are set out in the Chief Executive's review in section 3 and in the financial statements in Section 11.

Likely developments
Information on likely developments in the operations of the consolidated entity and the expected results of operations has not been included in this report because Directors believe it would result in unreasonable prejudice to the consolidated entity.

Employees
As at the 30 June 2004, Alchemia had 30 employees (2003: 23 employees).

Dividends
The company did not declare or pay any dividends during the financial year.

Directors' and Executives' emoluments
Alchemia aims to provide competitive total compensation by offering a package of fixed pay and benefits and performance variable pay, based on both long and short-term incentives.

The performance variable pay component of executive compensation is based on the achievement of both individual and company performance criteria. The program is administered by the Remuneration Committee. The Remuneration Committee reviews and approves all individual compensation recommendations for Senior Executives. The composition and responsibilities of the committee are set out in the Corporate Governance report in section 9 and further information is available on the company's website at www.alchemia.com.au.

The Chief Executive Officer makes recommendations to the Remuneration Committee on the compensation of key Executives based on assessments and external benchmarking against other companies and organisations in the biotechnology and similar sectors.

However the Remuneration Committee makes the final compensation decisions concerning these Officers, the objectives being:

- Pay competitive salaries to recruit and retain staff with the right skills and experience
- Reward individuals on the basis of performance so that higher levels of performance attract higher rewards
- Align rewards to those of shareholders
- Manage and link the overall cost of remuneration to the ability of the company to pay.

Remuneration and other terms of employment for the Chief Executive and other Executives are determined by the Remuneration Committee and formalised in service agreements.

Remuneration of Non-executive Directors is determined by the Board within the maximum amount approved by shareholders from time to time. Shareholders at the 2003 Annual General Meeting approved a maximum aggregate amount for payment to Directors of $300,000 per annum.

Details of the nature and amount of each element of the emoluments of each Director of Alchemia Limited and each of the five current Officers of Alchemia Limited receiving the highest emoluments are set out in the following tables:

Directors' emoluments

Non-executive Directors	Directors Cash Fees	Superannuation	Total	Share and Share Options (amortised costs)
	$	$	$	
M Bridges	50,000	-	50,000	-
P Andrews	23,333	2,100	25,433	-
K Healey	23,333	2,100	25,433	-
E Malta	23,333	2,100	25,433	-
N Withnall	23,333	2,100	25,433	-
N Mathieu	-	-	-	-
Former Directors				
C Hillyard	-	-	-	-
P Goddard	-	-	-	-
S Robinson	-	-	-	-
S-M Wong	-	-	-	-

Executive Director	Base Pay	Bonuses	Total Cash Pay	Superannuation and Other Benefits	Share and Share Options (amortised cost)
	$	$	$	$	$
T E Ramsdale	237,014	20,000	257,014	23,109	122,547

Emoluments of four most highly remunerated current officers excluding executive Directors

	Base Pay	Bonuses	Total Cash Pay	Superannuation and Other Benefits	Shares and Share Options (amortised cost)
	$	$	$	$	$
J K Dyszynski	201,321	14,179	215,500	11,318	54,329
C A Neal	129,675	25,000	154,675	13,921	50,108
M L West	113,892	20,000	133,892	12,050	10,111
W D F Meutermans	113,892	4,000	117,892	10,250	17,436

Details regarding the amortised cost of shares and shares options issued to the executive director and other officers are provided in note 19 to the financial statements.

Insurance and Indemnification of Directors and Officers

During the financial year, Alchemia paid premiums for insurance policies insuring any past, present or future Director, Secretary, Executive Officer of Alchemia against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the Alchemia constitution, every Officer of Alchemia is indemnified (to the maximum extent permitted by law) out of property of Alchemia against:

a) A liability to another person (other than Alchemia or a related corporate body) unless the liability arises out of conduct involving a lack of good faith
b) A liability for costs and expenses incurred by the person:
    i) In defending proceedings, whether civil or criminal, in which judgement is given in favour of the person or in which the person is acquitted
    ii) In connection with an application in relation to such proceedings in which the courts grant relief to the person under relevant legislation.

Environmental regulations and performance

Alchemia's activities are subject to licences and regulations under environmental laws that apply in the jurisdiction of its operations. These licences specify limits for and regulate the management of discharges to stormwater run-off associated with the company's activities, as well as the storage of hazardous materials.

There have been no significant known breaches of the licence conditions or other environmental regulations.

Alchemia has in place an integrated environmental health and safety management system, which includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve Alchemia's performance and systems with training, regular review, improvement plans and corrective action as priorities.

Tax consolidation

The company does not have any Australian subsidiaries and therefore has not formed a tax consolidated group at 30 June 2004.

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

This report is made in accordance with a resolution of the Directors of the Board.

M Bridges Chairman	TE Ramsdale Managing Director and Chief Executive Officer

Signed at Brisbane on 30 August 2004

11. Financial Statements

Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
REVENUES FROM ORDINARY ACTIVITIES	2	2,854	2,409	2,854	2,407
Total expenses	3(a)	(9,376)	(9,273)	(9,359)	(8,936)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(6,522)	(6,864)	(6,505)	(6,529)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	4	—	—	—	—
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(6,522)	(6,864)	(6,505)	(6,529)
NET LOSS ATTRIBUTABLE TO MEMBERS OF ALCHEMIA LIMITED		(6,522)	(6,864)	(6,505)	(6,529)
Share issue costs	14	(2,016)	—	(2,016)	—
TOTAL REVENUES, EXPENSES AND VALUATION ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF ALCHEMIA LIMITED AND RECOGNISED DIRECTLY IN EQUITY		(2,016)	(6,864)	(2,016)	(6,529)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF ALCHEMIA LTD		(8,538)	(6,864)	(8,521)	(6,529)
Basic earnings/(loss) per share (cents)	20	(7.7)			
Diluted earnings/(loss) per share (cents)	20	(7.7)			
Dividends per share (cents)		-			

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statement of Financial Position

AS AT 30 JUNE 2004

	Notes	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	ALCHEMIA LIMITED 2004 $'000	ALCHEMIA LIMITED 2003 $'000
CURRENT ASSETS					
Cash assets		946	3,889	926	3,836
Receivables	5	2,502	1,044	2,469	1,011
Short term deposits	6	19,459	-	19,459	-
Other current assets	7	48	69	48	69
TOTAL CURRENT ASSETS		22,955	5,002	22,902	4,916
NON-CURRENT ASSETS					
Property, plant and equipment	8	2,620	3,506	2,620	3,506
Interest in Subsidiary		-	-	2	2
TOTAL NON-CURRENT ASSETS		2,620	3,506	2,622	3,508
TOTAL ASSETS		25,575	8,508	25,524	8,424
CURRENT LIABILITIES					
Payables	9	2,938	482	2,932	460
Interest-bearing liabilities	10	183	1,064	183	1,064
Deferred revenue		4	177	4	177
Provisions	11	216	195	189	167
TOTAL CURRENT LIABILITIES		3,341	1,918	3,308	1,868
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	12	2	185	2	185
Provisions	13	73	51	73	51
TOTAL NON-CURRENT LIABILITIES		75	236	75	236
TOTAL LIABILITIES		3,416	2,154	3,383	2,104
NET ASSETS		22,159	6,354	22,141	6,320
EQUITY					
Contributed equity	14	47,219	26,060	47,219	26,060
Shares to be issued	15	1,168	-	1,168	-
Accumulated losses	16	(26,228)	(19,706)	(26,246)	(19,740)
TOTAL EQUITY		22,159	6,354	22,141	6,320

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from grants		1,983	2,368	1,983	2,368
Payments to suppliers and employees		(6,282)	(7,391)	(6,249)	(6,974)
Interest received		698	219	698	217
Interest paid		(87)	(168)	(87)	(168)
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	17(a)	(3,688)	(4,972)	(3,655)	(4,557)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant and equipment		(402)	(102)	(402)	(108)
Purchase of shares in Alchemia Inc			—		(2)
Purchase of short term deposits		(19,459)		(19,459)	
Advances to Alchemia Inc		—	—	—	(374)
NET CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		(19,861)	(102)	(19,861)	(484)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares		23,174	2,759	23,174	2,759
Payment of share issue costs		(2,016)	—	(2,016)	—
Repayments of finance lease principal		(1,064)	(952)	(1,064)	(952)
Receipt of funds held on deposit		512	—	512	—
NET CASH FLOWS FROM /(USED IN) FINANCING ACTIVITIES		20,606	1,807	20,606	1,807
NET INCREASE / (DECREASE) IN CASH HELD		(2,943)	(3,267)	(2,910)	(3,234)
Cash at beginning of the financial year		3,889	7,156	3,836	7,070
CASH AT THE END OF THE FINANCIAL YEAR	17(b)	946	3,889	926	3,836

The above statement of cash flows should be read in conjunction with the accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

On 9 October 2003, Alchemia Pty Limited changed its name and status to Alchemia Limited.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Alchemia Limited (the parent company) and all entities that Alchemia Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

Specific hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the net profit.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Translation of financial Reports

Where overseas operations are deemed self-sustaining, that is they are financially and operationally independent of the company, their financial reports are translated using the current rate method and any exchange differences are taken directly into the foreign currency translation reserve.

Where overseas operations are deemed integrated, that is they are financially and operationally dependent on the company, their financial reports are translated using the temporal method and any exchange differences are taken directly to the statement of financial performance.

(e) Cash and cash equivalents

Cash on hand and in banks and short-term deposits is stated at nominal value.

For the purposes of the Statement of Financial Position and the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within two working days.

(f) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(g) Recoverable amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining recoverable amount, the expected net cash flows have not been discounted to their present value.

(h) Property, plant and equipment

Cost and valuation

Items of classes of property, plant and equipment are measured at cost, less accumulated depreciation.

Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment.

Major depreciation periods are:	2004	2003
Plant and equipment under lease:	The lease term	The lease term
Plant and equipment:	3 to 5 years	3 to 5 years

(i) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly to the statement of financial performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(j) Research and development costs

Research and development costs are expensed as incurred except where future benefits are expected, beyond any reasonable doubt, to exceed those costs.

(k) Payables

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(l) Interest-bearing liabilities

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(m) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required, and a reliable estimate can be made of the amount of the obligation.

(n) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(o) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Grants

Revenues arising from research grants are recognised upon actual receipt of monies.

Interest

Control of the right to receive the interest payment.

(p) Taxes

Income taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable
- Where receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(q) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Employee benefit expenses and revenues arising in respect of the following categories:

- Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits
- Other types of employee benefits are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 22 is not being recognised as an employee benefits expense.

(r) Derivative financial instruments

Forward exchange contracts

The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

(s) Earnings per share

Basic EPS is calculated as net profit or loss attributable to members, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit or loss attributable to members, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(t) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(u) Rounding of Amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investment Commission (ASIC), relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars or as otherwise indicated.

(v) Shares to be Issued

Represents the obligation to issue fully paid ordinary shares subsequent to year-end where the obligation arose prior to the end of the year.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
2. REVENUE FROM ORDINARY ACTIVITIES					
Grant Income		2,156	2,190	2,156	2,190
Interest Income		698	219	698	217
Total revenues from operating activities		2,854	2,409	2,854	2,407

3. EXPENSES AND LOSSES / (GAINS)					
(a) Total Expenses Comprise:					
Payroll and staff expenses		2,700	3,777	2,410	3,126
Business development		638	803	915	1254
Provision for intercompany loan		—	—	—	373
Depreciation and amortisation		1,288	1,452	1,288	1,438
Borrowing costs expense		87	169	87	169
Patent fees expenses		228	316	228	316
Grant expenses		219	197	219	197
Rent & occupancy expense		400	744	400	410
Research and development costs		3,324	1,043	3,324	1,043
Other expenses		492	772	488	610
Total expenses		9,376	9,273	9,359	8,936
(b) Loss from ordinary activities before income tax is arrived at after charging/ (crediting) the following specific items:					
Net foreign currency (gains)/losses		(57)	49	(61)	(21)
Depreciation of property, plant and equipment		788	888	788	874
Amortisation of property, plant and equipment		500	564	500	564
Total depreciation and amortisation		1,288	1,452	1,288	1438

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
4. INCOME TAX					
The prima facie income tax on operating loss differs from the income tax provided in the financial statements as follows:					
Prima facie tax on operating loss		(1,956)	(2,059)	(1952)	(1,959)
Tax effect of permanent differences (net)		(304)	(279)	(304)	(278)
Tax losses and timing differences not recognised		2,260	2,338	2,256	2,237
Total income tax provided on operating loss		—	—	—	—
Income tax losses					
Future income tax benefit arising from tax losses of the parent entity not recognised at reporting date as realisation of the benefit is not regarded as virtually certain		7,671	5,599	7,669	5,599

This future income tax benefit will only be obtained if:

(a) Future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised

(b) The conditions for deductibility imposed by tax legislation continue to be complied with

(c) No changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Tax consolidation

The company does not have any Australian subsidiaries and therefore has not formed a tax-consolidated group at 30 June 2004.

5. RECEIVABLES (CURRENT)					
Security deposits	(b)	499	1,044	466	1,011
Hedging foreign current receivable		801	—	801	—
Other receivable		1,202	—	1,202	—
		2,502	1,044	2,469	1,011

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
5. RECEIVABLES (CURRENT) (cont'd)					
(a) Australian dollar equivalents of amounts receivable including security deposits) in foreign currencies not effectively hedged					
- United States dollars		33	34	—	—

(b) Security deposits have an average maturity of eight months and effective interest rate of 4.83% (2003: 5.5% to 5.6%)

6. SHORT TERM DEPOSITS					
Short term deposits		19,459	-	19,459	-

(ii) Short-term deposits have an average maturity of 128 days and have a fixed interest rate, which averaged 5.72% for the year.

7. OTHER CURRENT ASSETS					
Prepayments		48	69	48	69

8. PROPERTY, PLANT AND EQUIPMENT					
Leasehold improvements					
At cost		1,594	1,594	1,594	1,594
Accumulated depreciation		(989)	(717)	(989)	(717)
		605	877	605	877
Plant and equipment					
Plant and equipment					
At cost		4,099	2,526	4,099	2,526
Accumulated depreciation		(2,849)	(1,628)	(2,849)	(1,628)
		1,250	898	1,250	898
Plant and equipment under lease					
At cost		1,688	2,859	1,688	2,859
Accumulated amortisation		(923)	(1,128)	(923)	(1,128)
		765	1,731	765	1,731

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
8. PROPERTY, PLANT AND EQUIPMENT (cont'd)					
At Cost		7,381	6,979	7,381	6,979
Accumulated depreciation and amortisation		(4,761)	(3,473)	(4,761)	(3,473)
Total written down value		2,620	3,506	2,620	3,506

Reconciliations

Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.

		CONSOLIDATED 2004	CONSOLIDATED 2003	ALCHEMIA LIMITED 2004	ALCHEMIA LIMITED 2003
Leasehold Improvements					
Carrying amount at 1 July 2003		877	1,148	877	1,148
Depreciation expense		(272)	(271)	(272)	(271)
Carrying amount at 30 June 2004		605	877	605	877
Plant and equipment					
Carrying amount at 1 July 2003		898	1,415	898	1,384
Additions		402	102	402	108
Disposals		-	(2)	-	(1)
Transfers		465	12	465	12
Write offs		-	(12)	-	(3)
Depreciation expense		(516)	(617)	(516)	(602)
Carrying amount at 30 June 2004		1,249	898	1,249	898
Plant and equipment under lease					
Carrying amount at 1 July 2003		1,731	2,280	1,731	2,280
Additions		-	27		27
Transfers		(465)	(12)	(465)	(12)
Amortisation expense		(500)	(564)	(500)	(564)
Carrying amount at 30 June 2004		766	1,731	766	1,731

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
9. PAYABLES (CURRENT)					
Trade creditors		257	177	257	177
Other creditors		512	305	506	283
Non-hedging foreign currency payable		1,329	-	1,329	-
Hedging foreign currency payable		840	-	840	-
		2,938	482	2,932	460

Terms and conditions relating to the above financial instruments:
(i) Trade creditors are non-interest bearing and are normally settled on 30-day terms.
(ii) Other creditors are non-interest bearing and have an average term of 30 days.
(iii) Non-hedging foreign currency payable represents the net payable to foreign currency creditors that has not been hedged. There is a natural hedge to the extent of $1.172 million held in US denominated bank accounts and deposits.
(iv) Hedged foreign currency payable represents foreign currency creditors payable at year end that are hedged under a foreign currency forward contract and foreign currency forward contracts liabilities in respect to scheduled foreign currency purchases during the next financial year.

	2004	2003	2004	2003
10. INTEREST-BEARING LIABILITIES (CURRENT)				
Finance Lease and Hire Purchase liabilities	183	1,064	183	1,064

The lease liability is secured by a charge over the leased assets.
Finance leases have an average lease term of four months. The average discount rate implicit in the leases is 9.8% (2003: 7.7%).

	2004	2003	2004	2003
11. PROVISIONS (CURRENT)				
Employee benefits	216	195	189	167

	2004	2003	2004	2003
12. INTEREST-BEARING LIABILITIES (NON-CURRENT)				
Finance Lease and Hire Purchase Liabilities	2	185	2	185

The lease liability is secured by a charge over the leased assets.
Finance leases have an average lease term of 14 months. The average discount rate implicit in the leases is 10.2% (2003: 7.7%).

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
13. PROVISIONS (NON-CURRENT)					
Employee benefits		73	51	73	51
14. CONTRIBUTED EQUITY					
(a) Issued and paid up capital					
Ordinary shares fully paid		47,219	1,245	47,219	1,245
Preferred Series A shares fully paid		-	22,056	-	22,056
Preferred Series B shares fully paid		-	2,759	-	2,759
		47,219	26,060	47,219	26,060

(b) Movements in shares on issue	No. of Preferred Series A Shares	No. of Preferred Series B Shares	No of Ordinary Shares	Contributed Equity $
Contributed Equity - 2004				
Issued and Paid Up Capital				
Actual Contributed Equity - 1 July 03	3,966,777	431,093	1,245,415	26,060,600
Issuance of Additional Preferred Series B Shares	-	431,093	-	-
Conversion of Preferred Series B Shares to Ordinary Shares	-	(862,186)	862,186	-
Conversion of Preferred Series A Shares to Ordinary Shares	(1,336,850)	-	2,675,969	-
Conversion of Remainder of Preferred Series A Shares to Ordinary Shares	(2,629,927)	-	2,629,927	-
Exercise of Employee Options to Ordinary Shares	-		60,020	163,854
Issuance of Ordinary Shares to Employees			50,000	-
Sub Total - Pre-Split Shares	-	-	7,523,517	26,224,454
Additional Ordinary Shares Issued Due to Share Split 1:8.943226594	-	-	59,761,000	-
Issuance of Preferred Series A Shares	2,971,486	-	-	1,767,520
Conversion of Preferred Series A Shares to Ordinary Shares	(2,971,486)	-	2,971,486	-
Issue of Shares Pursuant to Prospectus Dated 7 November	-	-	30,000,000	21,000,000

14. CONTRIBUTED EQUITY

14. Contributed Equity - 2004 (cont'd)

(b) Movements in shares on issue (cont'd)	No. of Preferred Series A Shares	No. of Preferred Series B Shares	No of Ordinary Shares	Contributed Equity $
Conversion of Employee Options to Ordinary Shares	-	-	505,295	242,542
Share Issue Costs	-	-	-	(2,015,908)
Contributed Equity - 30 June 2004	-	-	100,761,298	47,218,608
Contributed Equity - 2003				
Issued and Paid Up Capital				
Actual Contributed Capital - 1 July 02	3,966,777	-	1,245,415	23,301,605
Issue during the year	-	431,093	-	2,758,995
30 June 2003	3,966,777	431,093	1,245,415	26,060,600

(c) Share options

Options over ordinary shares:

Employee share scheme

During the financial year, a total of 2,235,635 options were issued over ordinary shares (213,113 options, which were subsequently split into 1,905,917 options on 7 November 2003 at a split of 1:8.943226594 and 329,718 options granted post split). The options are exercisable from the third anniversary from the date of grant and expire five years from the date of grant. Details are provided in note 19.

At the end of the year, there were 4,347,325 (2003: 390,142) unissued ordinary shares in respect of which options were outstanding, at an average exercise price of $0.75 per option.

Dow options

On 30 November 2000, the company entered into a Technology Collaboration and Licence Agreement with The Dow Chemical Company. Under the terms of that agreement, Dow was granted a specific number of options to purchase shares in the company. Additionally in the event of any additional issue of shares by the company (except for those already committed at that time and those issued to Directors, employees and consultants to the company), Dow is to be issued further options in order to maintain its level of options to 6 percent of the company's outstanding share capital. All options granted to Dow vest immediately and expire on the first of five years from the effective date of the Dow agreement or the effective date of an underwritten public offering of shares pursuant to a registration statement under the US Securities Act of 1933.

As at 30 June 2004, Dow holds 5,956,324 options over ordinary shares at an average exercise price of $0.98 per option.

14. CONTRIBUTED EQUITY

(d) Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

15. SHARES TO BE ISSUED

On 17 October 2003, the company entered into a Research and Development, Commercialisation and Distribution Agreement with American Pharmaceutical Partners, Inc (APP). Pursuant to this Agreement, APP will reimburse the company on a quarterly basis for half the research costs incurred by the company up to a maximum of $US1.25 million. In return for receiving this funding the company will issue to APP ordinary shares, the number of which shall be determined by dividing the amount of such quarterly payment by the Initial Public Offering price in December 2003 less a discount of 15 percent (ie 59.5 cents per share).

At 30 June 2004 under this agreement, the company was committed to issue shares to APP to the value of $1,167,903 in total for the year, in respect of reimbursement by APP of expenses incurred by the company during the year. At year-end these amounts were outstanding.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
16. ACCUMULATED LOSSES					
Balance at 1 July 2003		(19,706)	(12,842)	(19,741)	(13,211)
Net loss attributable to members of Alchemia Limited		(6,522)	(6,864)	(6,505)	(6,529)
Balance at 30 June 2004		(26,228)	(19,706)	(26,246)	(19,740)
17. STATEMENT OF CASH FLOWS					
(a) Reconciliation of the net loss after tax to the net cash flows from operations					
Net loss		(6,522)	(6,864)	(6,505)	(6,529)
Non-Cash Items					
Depreciation of non-current assets		788	888	788	874
Amortisation of non-current assets		500	564	500	564
Provision for inter company loans		-	-	-	374
Write off of plant and equipment		-	11	-	3
Loss from sale of property, plant and equipment		-	2	-	-

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
17. STATEMENT OF CASH FLOWS (cont'd)					
Changes in assets and liabilities					
(Increase)/decrease in trade and other receivables		-	472	-	243
(Increase)/decrease in prepayments		21	(41)	21	(41)
(Increase)/decrease in other current assets		-	(30)	-	(31)
(Increase)/decrease in deferred revenue		(174)	177	(174)	177
(Decrease)/increase in trade and other creditors		1,656	(206)	1,671	(218)
(Decrease)/increase in current provision		21	30	22	2
(Decrease)/increase in non-current provisions		22	25	22	25
Net cash flow from operating activities		(3,688)	(4,972)	(3,655)	(4,557)
(b) Reconciliation of cash					
Cash on hand and at bank		296	124	276	71
11am Deposits		650	3,765	650	3,765
Closing cash balance		946	3,889	926	3,836
18. EXPENDITURE COMMITMENTS					
(a) Capital expenditure commitments					
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:					
- not later than one year		173	-	173	-
- later than one year and not later than five years		85	-	85	-
		258	-	258	-

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
18. EXPENDITURE COMMITMENTS (cont'd)					
(b) Lease expenditure commitments (cont'd)					
Operating leases (non-cancellable) (i):					
Minimum lease payments					
- not later than one year		290	283	290	283
- later than one year and not later than five years		24	306	24	306
Aggregate lease expenditure contracted for at reporting date		314	589	314	589
(ii) Finance leases (ii):					
- not later than one year		188	1,134	188	1,134
- later than one year and not later than five years		2	189	2	189
Total minimum lease payments		190	1,323	190	1,323
- future finance charges		(5)	(75)	(5)	(75)
- lease liability		185	1,248	185	1,248
- current liability		183	1,064	183	1,064
- non-current liability		2	184	2	184
		185	1,248	185	1,248

(i) The operating leases are in respect of the lease of the company's premises in Brisbane and one item of equipment. The lease of the premises expires in July 2005 with an option for renewal.

(ii) The finance leases are secured by a charge over the leased assets. Details of security deposits in relation to these finance leases are set out in note 5.

(c) During the year, the company entered into agreements with Industrial Research Limited and The Dow Chemical Company for the commercial scale-up of Synthetic Heparin. The company has committed to pay to these companies a total of $2.1 million payable monthly over the next twelve months.

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
19. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (cont'd)					
Employee Benefits					
The aggregate employee benefit liability is comprised of:					
Accrued wages, salaries and on-costs		23	6	23	6
Provisions (current)		216	195	189	167
Provisions (non-current)		73	51	73	51
		312	252	285	224

Employee Share Incentive Scheme

An Employee and Officers Option Plan has been established where Alchemia Limited may, at the discretion of the Board, grant options over the ordinary shares of Alchemia Limited to Directors, Executives and employees of the consolidated entity. The options, issued for nil consideration, are exercisable any time three years after the issue date and expire five years after the issue date. The options cannot be transferred and will not be quoted on the ASX. Information with respect to the number of options granted under the Employee Share Incentive scheme is as follows:

	2004		2003	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	390,142	9.52	382,142	9.13
- granted	213,113	6.59	60,500	16.97
- forfeited	(20,000)	17.06	(52,500)	14.84
- exercised	(60,020)	2.73	-	-
Balance pre-split	523,235	6.44		
Split @ 1:8.943226584 on 7 November 2003	4,679,408	0.72		
Post split				
- granted	329,718	0.69		
- forfeited	(156,506)	0.48		
- exercised	(505,295)	0.48		
Balance at end of year	4,347,325	0.75	390,142	9.52

19. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (cont'd)

(a) Options held at the beginning of the reporting period:

The following table summarises the outstanding options as at 30 June 2003, and includes the impact on the options on issue of the subsequent share and options split.

Actual no of options as at 30 June 2003	No of options after split on 7 November 2003	Grant date	Vesting date	Expiry date	Exercise price pre-split	Post-split adjusted exercise price (ii)
30,010	268,386	1 Jan 98	1 Jan 01	1 Jan 03 (i)	$2.34	$0.26
30,010	268,386	1 Jan 98	1 Jan 01	1 Jan 03 (i)	$3.12	$0.35
2,500	22,358	18 Jan 99	18 Jan 02	17 Jan 04	$4.31	$0.48
17,500	156,506	29 Jan 99	29 Jan 02	28 Jan 04	$4.31	$0.48
44,000	393,502	29 Jan 99	29 Jan 02	28 Jan 04	$4.31	$0.48
5,000	44,716	8 Mar 99	8 Mar 02	7 Mar 04	$4.31	$0.48
5,000	44,716	13 Sep 99	13 Sep 02	12 Sep 04	$4.31	$0.48
5,000	44,716	20 Sep 99	20 Sep 02	19 Sep 04	$4.31	$0.48
5,000	44,716	3 Jan 00	3 Jan 03	2 Jan 05	$6.26	$0.64
7,500	67,074	1 Mar 00	1 Mar 03	28 Feb 05	$6.26	$0.64
5,000	44,716	6 Mar 00	6 Mar 03	5 Mar 05	$6.26	$0.64
38,753	346,577	25 Mar 00	25 Mar 03	24 Mar 05	$6.26	$0.64
10,000	89,432	17 Apr 00	17 Apr 03	16 Apr 05	$7.71	$0.64
5,000	44,716	18 Sep 00	18 Sep 03	17 Sep 05	$7.71	$0.64
40,000	357,729	1 Jan 01	1 Jan 04	1 Jan 06	$11.37	$0.64
10,000	89,432	15 Feb 01	15 Feb 04	14 Feb 06	$7.71	$0.64
7,500	67,074	1 Jul 01	1 Jul 04	30 Jun 06	$17.06	$0.95
37,500	335,376	2 Nov 01	2 Nov 04	1 Nov 06	$17.06	$0.95
10,000	89,432	2 Nov 01	2 Nov 04	1 Nov 06	$17.06	$0.95
14,369	128,505	2 Jan 02	2 Jan 05	1 Jan 07	$17.06	$0.95
5,000	44,716	2 Jan 02	2 Jan 05	1 Jan 07	$17.06	$0.95
39,500	353,256	26 Jul 02	26 Jul 05	25 Jul 07	$17.06	$0.95
15,000	134,148	7 Oct 02	7 Oct 05	6 Oct 07	$17.06	$0.95
1,000	8,943	17 Jun 03	17 Jun 06	16 Jun 08	$11.37	$0.64
390,142	3,489,128					

(i) On 24 October 2003, the Board extended the life of these options to 7 November 2003

(ii) On 24 October 2003, the Board adjusted the exercise price of certain options as follows:

$6.26 to $5.69; $7.71 to $5.69; $11.37 to $5.69; $17.06 to $8.53.

19. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (cont'd)

(b) Options granted during the reporting period:

The following table summarises information about options granted by Alchemia Limited to employees during the year:

	Number Issued			Number Quoted	Exercise Price		Expiry Date
Issued during the current year	Pre-split	Pre-split options adjusted for split	Post-split		Pre-split	Adjusted for split	
Pre-split	40,000	357,729	-	Nil	$6.26	$0.70	23/10/2008
	100,000	894,323	-	Nil	$8.50	$0.95	23/10/2008
	50,000	447,161	-	Nil	$3.20	$0.36	23/10/2008
	4,311	38,554	-	Nil	$8.53	$0.95	23/10/2008
	18,802	168,151	-	Nil	$5.69	$0.64	23/10/2008
Post-split	-		29,718	Nil	-	$0.64	06/11/2008
	-		300,000	Nil	-	$0.70	18/12/2008
	213,113		329,718				

(c) Options exercised

The following table summarises information about options exercised by employees during the year ended 30 June 2004:

	Number Issued		Number Quoted	Exercise Price		Expiry Date
Exercised during the current year	Pre-split	Adjusted for split		Pre-split	Adjusted for split	
Pre-split	30,010	-	Nil	$2.34	-	07/11/2003
	30,010	-	Nil	$3.12	-	07/11/2003
Post-split	-	259,353	Nil	-	$0.48	28/01/2004
	-	201,226	Nil	-	$0.48	30/06/2004
	-	44,716	Nil	-	$0.48	19/09/2004
	60,020	505,295				

19. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (cont'd)

(d) Options Lapsed

The following table summarises information about lapsed or expired options during the year ended 30 June 2004:

	Number Issued		Number Quoted	Exercise Price		Expiry Date
Expired / lapsed during the current year	Pre-split	Adjusted for split		Pre-split	Adjusted for split	
Pre-split	15,000	-	Nil	$17.06	-	07/10/2007
	2,500	-	Nil	$17.06	-	01/11/2006
	2,500	-	Nil	$17.06	-	01/11/2006
Post-split	-	134,148	Nil	-	$0.48	28/01/2004
	-	22,358	Nil	-	$0.48	28/01/2004
	20,000	156,506				

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Alchemia Limited on the ASX as at close of trading on their respective issue dates.

19. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (cont'd)

(e) Options held as at the end of the reporting period:

The following table summarises information about options held by the employees as at 30 June 2004:

Number Issued	Number Quoted	Exercise Price	Expiry Date
44,716	Nil	$0.48	12/09/2004
44,716	Nil	$0.64	02/01/2005
67,074	Nil	$0.64	28/02/2005
44,716	Nil	$0.64	05/03/2005
346,577	Nil	$0.64	24/03/2005
89,432	Nil	$0.64	16/04/2005
44,716	Nil	$0.64	17/09/2005
357,729	Nil	$0.64	01/01/2006
89,432	Nil	$0.64	14/02/2006
67,074	Nil	$0.95	30/06/2006
380,089	Nil	$0.95	01/11/2006
173,221	Nil	$0.95	01/01/2007
353,257	Nil	$0.95	25/07/2007
8,943	Nil	$0.64	16/06/2008
357,729	Nil	$0.70	23/10/2008
894,323	Nil	$0.95	23/10/2008
447,161	Nil	$0.36	23/10/2008
38,554	Nil	$0.95	23/10/2008
168,151	Nil	$0.64	23/10/2008
29,715	Nil	$0.64	06/11/2008
300,000	Nil	$0.70	18/12/2008
4,347,325			

	CONSOLIDATED
	2004
	$'000
20. EARNINGS PER SHARE	
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:	
Net loss used in calculating basic and diluted earnings per share	6,522
	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share:	85,099,433
The options are non-dilutive	

		CONSOLIDATED		ALCHEMIA LIMITED	
	Notes	2004	2003	2004	2003
		$	$	$	$
21. AUDITORS' REMUNERATION					
Amounts received or due and receivable by the auditors of the company for:					
- an audit or review of the financial report of the entity and any other entity in the consolidated entity		46,060	19,000	46,060	19,000
- other services in relation to the entity and any other entity in the consolidated entity					
- accounting advice		10,120	14,200	10,120	14,200
- GST services and advice to the company		-	13,190	-	13,190
- tax and R&D services and advice to the company		-	17,901	-	17,901
- advice on capital raising to the company/IPO		148,888	8,855	148,888	8,855
		205,068	73,146	205,068	73,146

22. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

(i) Specified Directors

M Bridges	Chairman (non-executive) elected 2 October 2003
T Ramsdale	Managing Director and Chief Executive Officer elected 9 July 2003
P Andrews	Director (non-executive)
K Healey	Director (non-executive)
N Withnall	Director (non-executive) elected 27 October 2003
E Malta	Director (non-executive) elected 27 October 2003
S Robinson	Director (non-executive) resigned 7 November 2003
C Hillyard	Director (non-executive) resigned 7 November 2003
S-M Wong	Director (non-executive) resigned 7 November 2003
N Mathieu	Director (alternate)
J Wentworth	Director (alternate) resigned 7 November 2003
M Begun	Director (alternate) resigned 7 November 2003
G Jessup	Director (alternate) resigned 7 November 2003
P Goddard	Director (non-executive) resigned 7 August 2003

(ii) Specified Executives

JD Dyszynski	Vice President - Business Development
CA Neal	Chief Financial Officer and Company Secretary
M West	Director of Intellectual Property and Technology Transfer
W Meutermans	Director of Chemistry

22. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(b) Remuneration of Specified Directors and Specified Executives

Remuneration Policy

Directors' and Executives' emoluments

Alchemia aims to provide competitive total compensation by offering a package of fixed pay and benefits and performance variable pay, based on both long and short-term incentives.

The performance variable pay component of executive compensation is based on the achievement of both individual and company performance criteria. The program is administered by the Remuneration Committee. The Remuneration Committee reviews and approves all individual compensation recommendations for Senior Executives. The composition and responsibilities of the committee are set out in the Corporate Governance report in section 9 and further information is available on the company's website www.alchemia.com.au.

The Chief Executive Officer makes recommendations to the Remuneration Committee on the compensation of key Executives based on assessments and external benchmarking against other companies and organisations in the biotechnology and similar sectors.

However, the Remuneration Committee makes the final compensation decisions concerning these Officers, the objectives being:

- Pay competitive salaries to recruit and retain staff with the right skills and experience
- Reward individuals on the basis of performance so that higher levels of performance attract higher rewards
- Align rewards to those of shareholders
- Managed and link the overall cost of remuneration to the ability of the company to pay.

Remuneration and other terms of employment for the Chief Executive and other Executives are determined by the Remuneration Committee and formalised in service agreements.

Remuneration of Non-executive Directors is determined by the Board within the maximum amount approved by shareholders from time to time. Shareholders at the 2003 Annual General Meeting approved a maximum aggregate amount for payment to Directors of $300,000 per annum.

At the Board's discretion, during the year, bonuses were paid in cash to certain specified Executive Directors and Executives in relation to the achievement of the IPO. Additionally, bonuses were paid to certain other specified Executives in cash and, in some instances, a combination of cash and fully paid ordinary shares issued for nil consideration to recognise the Executives' contribution to the achievement of predefined business development objectives.

Details of the nature and amount of each element of the emoluments of each Director of Alchemia Limited and each of the five current Officers of Alchemia Limited receiving the highest emoluments are set out in the following tables:

22. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(i) Remuneration of Specified Directors and Specified Executives

	Primary			Post-employment		Equity		Total
Specified Directors	Salary & Fees	Cash Bonus	Non-monetary Benefits	Superannuation	Retirement Benefits	Options	Shares	
M Bridges								
2004	50,000	-	-	-	-	-	-	50,000
P Andrews								
2004	23,333	-	-	2,100	-	-	-	25,433
2003	-	-	-	-	-	-	-	-
K Healey								
2004	23,333	-	-	2,100	-	-	-	25,433
2003	-	-	-	-	-	-	-	-
E Malta								
2004	23,333	-	-	2,100	-	-	-	25,433
N Withnall								
2004	23,333	-	-	2,100	-	-	-	25,433
TE Ramsdale								
2004	237,014	20,000	-	23,109	-	122,547	-	402,670
2003	230,000	30,000	-	20,700	-	53,664	-	334,364
P Goddard								
2004	-	-	-	-	-	-	-	-
2003	150,204	-	-	-	-	-	-	150,204
Total Remuneration: Specified Directors								
2004	380,346	20,000	-	31,509	-	122,547	-	554,402
2003	380,204	30,000	-	20,700	-	53,664	-	484,568

The following Directors received no remuneration in 2004 or 2003: C Hillyard, S Robinson, S-M Wong, N Mathieu, M Begun, J Wentworth and G Jessup.

22. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

	Primary			Post-employment		Equity		Total
Specified Directors	Salary & Fees	Cash Bonus	Non-monetary Benefits	Superan-nuation	Retirement Benefits	Options	Shares	
Specified Executives								
J K Dyszynski								
2004	201,321	14,179	-	11,318	-	54,329	-	281,147
2003	245,225	-	-	4,664	-	51,627	-	301,516
C A Neal								
2004	129,675	25,000	-	13,921	-	50,108	-	218,704
M L West								
2004	113,892	20,000	-	12,050	-	10,111	13,994(1)	170,047
2003	100,000	-	-	9,000	-	14,682	-	123,682
W D F Meutermans								
2004	113,892	4,000	-	10,250	-	17,436	15,394(1)	160,972
2003	100,000	-	-	9,000	-	26,181	-	135,181
Total Remuneration: Specified Executives								
2004	558,780	63,179	-	47,539	-	131,984	29,388	830,870
2003	445,225	-	-	22,664	-	92,490	-	560,379

(1) The net present value attributable to the year ended 30 June 2004 in respect of fully paid ordinary shares issued on 1 November 2003 for nil consideration. These shares are subject to a voluntary restriction agreement on sale for a period of two years from date of issue.

(c) Remuneration options: Granted and vested during the year

(ii) During the financial year options were granted as equity compensation benefits to certain specified *Executives as disclosed below. The options were issued free of charge. Each option entitles the holder to* subscribe for one fully paid ordinary share in the entity. The options granted vest three year from the date of grant and expire two years after vesting.

22. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

	Vested	Granted	Terms & Conditions for Each Grant				
	Number	Number	Grant date	Value per Option at Grant Date ($)	Exercise Price per Share ($)	First Exercise Date	Last Exercise Date
T Ramsdale	-	357,729(1)	24 October 2003	$0.37	$0.70	24 October 2006	23 October 2008
T Ramsdale	-	894,323(1)	24 October 2003	$0.32	$0.95	24 October 2006	23 October 2008
C Neal	-	447,161(1)	24 October 2003	$0.49	$0.36	24 October 2006	23 October 2008
J Dyszynski	-	38,554(1)	24 October 2003	$0.32	$0.95	24 October 2006	23 October 2008
J Dyszynski	-	168,151(1)	24 October 2003	$0.39	$0.64	24 October 2006	23 October 2008
J Dyszynski	-	29,715	7 November 2003	$0.39	$0. 64	7 November 2006	6 November 2008
J Dyszynski	-	300,000	19 December 2003	$0.37	$0.70	19 December 2006	18 December 2008
M West	44,716	-	18 September 2000	$0.44	$0.64	18 September 2003	17 September 2005
T Ramsdale	357,729	-	1 January 2001	$0.45	$0.64	1 January 2004	31 December 2005
Total	402,445	2,235,633					

(1) Options granted between 1 July 2003 and 6 November 2003 have been adjusted to reflect the share split that occurred on 7 November 2003 (refer note 19) of 1:8.943226594.

(iii) Shares issued on exercise of remuneration options

	Shares Issued Number	Paid $ per share	Unpaid $ per share
Specified Directors			
T Ramsdale	536,772(1)	0.305	-
Specified Executives			
M West	89,433	0.48	-
			-
Total	626,205		

(1) Adjusted to reflect the impact of the share split 1:8.943226594.

22. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(iv) Option holdings of specified Directors and specified Executives

	Balance at Beginning of Period	Post-split Balance	Granted as Remuner-ation	Options Exercised	Net Change Other	Balance at End of Period	Vested at 30 June 2004		
	1 July 2003					30 June 2004	Total	Not Exercis-able	Exerci-sable
Specified Directors									
T Ramsdale	100,020	894,501	1,252,052	(536,772)	-	1,609,781	357,729		357,729
					-			-	
					-			-	
Specified Executives					-			-	
JK Dyszynski	52,122	466,139	536,420	-	-	1,002,559	346,577	-	346,577
C Neal	-	-	447,161	-	-	447,161	-	-	-
M West	22,500	201,223	-	(89,433)	-	111,790	44,716	-	44,716
W Meutermans	25,000	223,581	-	-	-	223,581	89,432	-	89,432
Total	199,642	1,785,444	2,235,633	(626,205)	-	3,394,872	838,454	-	838,454

(v) Shareholdings of specified Directors and specified Executives

Shares held in Alchemia Limited (number)	Balance 1 July 03		Post-split Balance	Granted as Remuner-ation	On Exercise of Options	Net Change Other	Balance 30 June 04
	Ord		Ord.	Ord.	Ord	Ord	Ord
Specified Directors							
T Ramsdale	114,203	-	1,021,344	-	536,772	60,000	1,618,116
P Andrews	446,142	-	3,989,949	-	-	-	3,989,949
E Malta	-	-	-	-		20,000	20,000
Specified Executives							
C Neal	-	-	-	-	-	30,000	30,000
M West	-	-	-	32,987(1)	89,433	-	122,420
W Meutermans	-	-	-	36,286(1)	-	-	36,286
Total	560,345		5,011,292	69,273	626,205	110,000	5,816,771

22. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(v) Shareholdings of specified Directors and specified Executives

All equity transactions with specified Directors and specified Executives other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

(1) The net present value attributable to the year ended 30 June 2004 in respect of fully paid ordinary shares issued on 1 November 2003 for nil consideration. These shares are subject to a voluntary restriction agreement on sale for a period of two years from date of issue.

23. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrecognised at the reporting date, are as follows:

Financial Instruments	Floating interest rate		Fixed interest rate maturing in: 1 Year or Less		Over 1 to 5 years		Non-interest Bearing		Total Carrying Amount as per the Statement of Financial Position		Weighted Average Effective Interest Rate	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	%	%
(1) Financial assets												
Cash	650	3,765					296	124	946	3,889	3.93	4.5
Receivables		1,044	499				2,003		2,502	1,044	0.96	5.55
Short term deposits			19,459						19,459	-	5.72	n/a
Total financial assets	650	4,809	19,958	-	-	-	2,299	124	22,907	4,933		

n/a - Not applicable for non-interest bearing financial instruments

(2) Financial liabilities												
Payables							2,938	482	2,938	482	n/a	n/a
Interest bearing liabilities			183	1,064	2	185			185	1,249	9.8	7.7
Total financial liabilities	-	-	183	1,064	2	185	2,938	482	3,123	1,731		

n/a - Not applicable for non-interest bearing financial instruments

23. FINANCIAL INSTRUMENTS (cont'd)

23(b) Net fair values

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities

Recognised financial instruments

Cash, cash equivalents and short-term deposits: The carrying amount approximates fair value because of their short term to maturity.

Trade receivables and trade creditors: The carrying amount approximates fair value.

Forward exchange contracts: The fair value of forward exchange contracts is determined as the recognised gain or loss at reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Unrecognised financial instruments

Options over ordinary shares

The fair value of options over ordinary shares is determined using the Black-Scholes option-pricing model.

23(c) Credit risk exposures

The consolidated entity's maximum exposure to credit risk at reporting date in relation to each class of recognised financial assets, other than derivatives, is the carrying amount of those assets as indicated in the statement of financial position.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The consolidated entity's maximum credit risk exposure in relation to these is as follows:

Forward exchange contracts - The full amount of the foreign currency it will be required to pay or purchase when settling the forward exchange contract, should the counterparty not pay the currency it is committed to deliver to the company. At reporting date, the net amount was A$747,041 (2003: $nil).

23(d) Hedging instruments

Hedges of specific commitments

Alchemia Limited has entered into forward exchange contracts designed as a hedge for the anticipated purchases of supplies from New Zealand for the 2004/5 financial year.

23. FINANCIAL INSTRUMENTS (cont'd)

23(d) Hedging Instruments (cont'd)

Hedges of specific commitments (cont'd)

These hedges have been treated as specific, in accordance with UIG 33, as the approximate value of the purchase and the entities with which the transactions will be entered is presently known. Under the contract, the company has agreed to purchase the following:

Date	Amount $NZ	Effective Exchange Rate
31 July 2004	310,000	1.1378
31August 2004	180,000	1.1375
30 September 2004	180,000	1.1380
31 October 2004	180,000	1.1380

The amount of recognised deferred gain included in receivables at reporting date was $47,104 (2003: $nil). The settlement date of the contracts is at the end of each month.

24. SEGMENT INFORMATION

Business segment

Alchemia Limited's operations are entirely related to the research and development of new pharmaceutical therapeutics.

Geographical Segment	Australia	USA	Total
Year Ended 30 June 2004	**$000**	**$000**	**$000**
Segment assets by location of assets	25,524	51	
Consolidated Total Assets			25,575
Year Ended 30 June 2003			
Segment assets by location of assets	8,424	84	
Consolidated Total assets			8,508

Alchemia's segment revenue is derived almost entirely in Australia.

25. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Alchemia Limited has commenced the transition of its accounting policies and financial reporting from the current Australian Accounting Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has considered the impact of the transition to IFRS. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Alchemia. At this stage the company has not been able to reliably quantify the impact on the financial report.

Revenue - Government Grants

Currently government grants are treated as revenue as and when received. The revised standard however will require the following:

- Where grants are provided for the acquisition of assets, the grant will be treated as deferred revenue to be released over the life of the asset

24. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS (cont'd)

- Grants provided with a specific intention and/or performance criteria can only be recognised when these are met. This may result in grants being deferred over a number of reporting periods
- Grants may only be recognised as revenue if there are no requirements for performance, repayment or where all performance criteria have been met.

The standard requires retrospective application.

The entity has identified assets that have been acquired using grant revenue. The grants and assets will need to be accounted for under the new method in the standard. This will result in a decrease to retained earnings and an increase in deferred revenue. The deferred revenue will then be recognised in the profit and loss over the life of the assets.

Asset Impairment

The key changes in the standard are as follows:

- A requirement to identify separate cash generating units (CGUs) for impairment assessment. The standard sets out that the lowest identifiable cash generating unit should be used in the assessment. There may be multiple levels of cash generating units in a company or business combination
- The standard now requires the mandatory use of a discount rate to be used in discounted cash flow models
- The discount rate is to be established based on the asset and not the business
- On transition to IFRS, all assets are required to be tested for impairment. Subsequent to the transition date, being 1 July 2004, goodwill and intangible assets not being amortised will be subject to impairment testing annually or earlier where issues are identified. Other assets included in financial reports produced under IFRS will be required to be assessed against impairment triggers, i.e. the revision of discounted cash flows will only be required where impairment triggers have been triggered
- Decrements recognised on assets, other than goodwill, can be reversed in later periods where the asset has had a permanent uplift
- There are stricter criteria relating to the nature and type of cash flows to be included in the discounted cash flow models
- Consideration should be given to the impacts on the asset values due to the allocation of Government Grants prior to performing the impairment assessment (refer above).

Under the new policy it is likely the impairment of assets will be recognised sooner and that the amount of write-downs will be greater.

The group has not yet determined appropriate level of CGUs, or the detailed requirements regarding the particular cash inflows and outflows to be used, or the appropriate discount rate for each CGU.

Share based payments

The standard on share-based payments is new in Australia. The main principles of the standard are as follows:

- Share or options issued as consideration of services rendered are to be treated as an expense in net profit. As a general rule the expense to be recognised should equate to the fair value of the services provided
- Shares or options issued to employees/Directors are to be recognised as an expense in net profit. Determination of the cost is based on an option-pricing model (either Black Scholes or Binomial). The group currently does not recognise an expense for employee and executive options issued

24. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS (cont'd)

- Options issued are to be valued (as above) and amortised between the grant date and the vesting date
- On expiry of the vesting period, a "true up" calculation will be prepared to identify/resolve any differences in options granted and options that vest
- There are a number of complex rules/calculations relating to the true up as other "non-market" considerations are required to be taken into consideration
- The expensing of options will only relate to those granted after 7 November 2002 and that have not vested before 1 January 2005. Options vesting between 7 November 2002 and 1 January 2005 will not be expensed.

Reliable estimation of the future financial effects of this change in accounting policy is impractical as the details of future equity based remuneration plans are unknown.

The group has currently not determined the likely future financial effect as it has not yet valued all options to all employees and taken into account transitional provisions. The group has only valued options to specified Directors and Executives for remuneration disclosures.

Financial assets and liabilities

The new standard requires the recognition of assets and liabilities according to different classifications. These classifications have separate accounting treatments, which may result in future impacts on results. Assets are required to be classified as follows:

- Loans and receivables
- Held to maturity
- Held for sale
- Held for trading.

The new standard requires financial assets held for sale or trading to be disclosed at a fair value with movements in these assets recognised through net profit at each reporting date.

Changes to the standard regarding hedges will only be applicable under the new AASB 132 and AASB 139 for financial years ended on or after 1 January 2005.

Accordingly up until transition the current accounting policy will apply. Given it is not practical to retrospectively apply hedge accounting, given the timing and information required for each transactions, AASB 1 requires specific treatment for hedges. Where hedge assets/liabilities exist on cash flow hedges, these are required to be transferred to an 'equity reserve' to be recycled out against the underlying hedged transaction when the transaction occurs. All other hedges are required to remain unchanged at the reporting date with the application of the standard on a prospective basis.

This reduces the overall impact of the adoption of the standard and only requires the 'transfer' of deferred gains and losses from assets and liabilities to a separate equity line item. There is no net profit impact.

For periods on or after 1 July 2005, Alchemia will however be required to conform to future requirements of designation, effectiveness and documentation, which are stricter criteria than currently required in Australia. The risk is that, where these criteria are no longer met, the impact will be required to be recognised in net profit rather than deferred, leading to possibly slightly greater volatility in net profits.

24. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS (cont'd)

The key criteria are:

- Designation - Clear designation of hedged transactions is required prior to the inception of the hedge.
- Effectiveness - Hedges are required to be effective at inception. There are specific qualitative and quantitative requirements.
- Documentation - Clear documentation and decision making required.

Companies are required to set processes in place before 1 July 2005 to ensure the hedges meet the designation, effectiveness and documentation criteria.

Deferred taxes

The standard now requires the tax effect on all differences, including many permanent differences in the balance sheet, to be recognised. In future periods the concept of permanent tax differences will no longer exist. This category previously included revaluations on assets and fair value acquisition adjustments on consolidation.

The calculation is a change in methodology from a 'profit and loss' approach to a 'balance sheet' approach. This requires the entity to establish and maintain a tax balance sheet from the date of transition.

It is not considered likely that there will be a material impact as a result of adoption of this standard.

Alchemia

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Alchemia Limited, I state that:

In the opinion of the Directors:

(a) The financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) Giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) Complying with Accounting Standards and Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

T Ramsdale

TE Ramsdale
Director

Brisbane, 30 August 2004

ERNST & YOUNG

■ 1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

■ Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent audit report to members of Alchemia Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Alchemia Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Alchemia Limited is in accordance with:

(a) the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Alchemia Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Mark Hayward

Mark Hayward
Partner
Brisbane
30 August 2004

12. Shareholder Information

Alchemia Limited
ABN 43 071 666 334

Registered Office:
3 Hi-Tech Court
Brisbane Technology Park
EIGHT MILE PLAINS QLD 4113

Postal Address:
PO Box 6242
UPPER MOUNT GRAVATT QLD 4122

Telephone:	(07) 3340 0200
Facsimile:	(07) 3340 0222
Internet:	www.alchemia.com.au

Annual General Meeting

Alchemia Limited's Annual General Meeting will be held at 10.00am on Friday 19 November 2004 at the ASX Lecture Theatre,
Level 5 Riverside Centre
123 Eagle Street
Brisbane

Share Registry

Shareholder information in relation to shareholding or share transfers can be obtained by contacting the company's share registry:

ASX Perpetual Registrars Limited
GPO Box 2537
BRISBANE QLD 4001
Telephone: (07) 3228 4219
Facsimile: (07) 3221 3149
E-mail: registrars@asxperpetual.com.au
Internet: www.asxperpetual.com.au

For all correspondence to the share registry, please provide your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

Alchemia

Change of Address

Changes to your address must be notified in writing to the share registry by letter/fax or by using the form available from the website. As a security measure, your old address as well as your relevant shareholder number should be quoted to make this change.

Annual Report Mailing List

All shareholders are entitled to receive the Annual Report. In addition, shareholders may nominate not to receive an Annual Report by advising the share registry in writing, by fax, or by email, quoting their SRN/HIN.

Stock Exchange Listing

Alchemia's shares are listed on the Australian Stock Exchange and trade under the ASX code ACL. The securities of the company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System).

Voting Rights

Shareholders in Alchemia Limited have a right to attend and vote at general meetings. At a general meeting, individual shareholder may vote in person or by proxy.

- Show of hands - One vote per shareholder
- Poll - One vote for each share held by registered holders

Distribution of Holdings - as at 20 August 2004

Size of Holding	No. of Holders	No. of Shares	%
1 - 1000	60	52,550	0.05
1001 - 5000	862	3,170,464	3.12
5001 - 10,000	651	5,431,085	5.34
10,001 - 100,000	511	11,904,077	11.70
100,001 and over	35	81,152,631	79.79
Total	2,119	101,710,807	100.00

Substantial Shareholders - as at 20 August 2004

Name	No. of Shares in which a Relevant Interest is Held	%
Credit Suisse First Boston Australia (Holdings) Limited(1)	59,209,357	58.21
ABN AMRO Morgans Limited(1)	59,209,357	58.21
Cytopia Limited	14,424,253	14.18
Australian Technology Group Limited	11,766,541	11.57
Coates Myer & Company Pty Limited	7,769,169	7.64
Start-Up Australia Ventures Pty Limited	6,140,401	6.04
Australian Venture Capital Nominee Pty Ltd	5,422,082	5.33

(1) These entities are substantial shareholders by virtue of voluntary escrow arrangements as previously detailed in the prospectus dated 7 November 2003.

Twenty Largest Shareholders -as at 20 August 2004

	Shareholder	No. of Shares	%
1	Cytopia Limited (formerly Medica Holdings Limited)	14,424,253	14.18
2	Australian Technology Group Limited	11,766,541	11.57
3	Coates Myer & Company Pty Limited	7,769,169	7.64
4	Start-Up Australia Ventures Pty Limited	6,140,401	6.04
5	Australian Venture Capital Nominee Pty Ltd	5,422,082	5.33
6	National Nominees Limited	4,084,904	4.02
7	Erdnarp Enterprises Pty Limited	3,989,949	3.92
8	American Pharmaceutical Partners Inc	3,920,994	3.86
9	Biotech Capital Limited	3,148,919	3.10
10	Perpetual Trustees Nominees Limited	3,148,919	3.10
11	Aitken Consultants Pty Limited	2,718,660	2.67
12	Istvan Toth	2,236,701	2.20
13	Tracie Ramsdale	1,558,115	1.53
14	Westpac Custodian Nominees Limited	1,543,940	1.52
15	Berne No 132 Nominees Pty Ltd	1,357,488	1.33
16	Asia Union Investments Pty Limited	1,118,005	1.10
17	J P Morgans Nominees Australia Limited	967,490	0.95
18	AMP Life Limited	766,442	0.75
19	Septimus Capital Partners Pty Ltd	698,690	0.69
20	Invia Custodian Pty Limited	600,000	0.59

13. Directory

Directors	Mel Bridges - Chairman Tracie Ramsdale - Managing Director & CEO Professor Peter Andrews AO Kevin Healey Errol Malta Nerolie Withnall
Company Secretary	Christopher Neal
Registered and Head Office	3 Hi-Tech Court, Brisbane Technology Park Eight Mile Plains Qld 4113 Australia Tel: 61-7-3340 0200 Fax: 61-7-3340 0222 E-mail: enquiries@alchemia.com.au Internet address: www.alchemia.com.au Postal Address: PO Box 6242 Upper Mt Gravatt Qld 4122 Australia
Share Register	ASX Perpetual Registrars GPO Box 2537 Brisbane Qld 4001 Tel: 61-7-3228 4219 Fax 61-7-3221 3149 E-mail: registries@asxperpetual.com.au
Independent Auditors	Ernst & Young 1 Eagle Street Brisbane Qld 4000
Stock Exchange Listing	Alchemia Limited is listed on the Australian Stock Exchange with the code: ACL